Medical science has made a significant number of breakthroughs over the past century. The average life span in western cultures has substantially increased. Heart disease and cancer have been amongst the most successful areas of drug discovery over the last 20 years. The diseases associated with aging have, however, yet to be fully understood or effectively treated. Diseases of aging are in fact diseases capable of being prevented or cured. They are no longer regarded as an inevitable part of aging.

Prana’s mission is:

To develop therapeutic drugs designed to treat the underlying causes of degeneration of the brain as the aging process progresses.

Contents
Chairman’s Letter	1
Review of Operations	2
Intellectual Property Report	5
Corporate Governance Statement	7
Directors’ Report	12
Auditor’s Independence Declaration	22
Income Statements	23
Balance Sheets	24
Statements of Changes in Equity	25
Cash Flows Statements	26
Notes to the Financial Statements	27
Directors’ Declaration	58
Independent Audit Report	59
Shareholder Information	62
Corporate Information	64

Dear Fellow Shareholders,

I am delighted to report on the progress of the Company over the past year. It has proven to be a very productive year and the fruits of the focused efforts by our scientists, managers and staff have been reflected in a number of important value-adding announcements and events.

Despite tough market conditions, Prana successfully pursued funding that will be used to promote our drug development pipeline; reached several significant research milestones; and was allowed or granted key patents for our leading compound, PBT2, by the United States and European Patent Offices respectively. At the same time, we continued to engage in discussions with major pharmaceutical companies interested in helping Prana conduct large clinical trials with PBT2, for the treatment of Alzheimer’s Disease (AD).

A specific goal of the Company has been to produce a drug to treat Alzheimer’s Disease. It is our hope and expectation that, in PBT2, we have that drug and will meaningfully improve the lives of patients. Increasingly, PBT2 is attracting the attention of scientists, pharmaceutical companies and investors around the world. In July, Prana was very strongly represented at the International Conference on Alzheimer’s Disease (ICAD) held in Chicago. ICAD is the largest and highest profile academic and industry event in Alzheimer’s Disease. Our lead drug for AD, PBT2, was highlighted in the prestigious Hot Topics segment of the conference.

In the same week, the results of a clinical trial of PBT2 on patients with AD were published in The Lancet Neurology journal. PBT2 was able to affect patients in at least two important ways – the drug reduced the level of a toxic protein (Abeta42) in patient’s spinal fluid, and the patients receiving PBT2 improved their performance in measures of Executive Function, an important aspect of cognition. Executive Function loss is clinically observed in AD patients, even at the very early stages of the disease. Patients on the trial who received a placebo rather than the real drug did not show either of these affects.

PBT2’s success has come at a very interesting, and in some ways challenging, time in the global effort to market a drug to treat AD by stopping or very significantly slowing its progression. Current drugs on the market do not do this, they merely treat the existing symptoms for a limited period of time. A great deal of time, money and effort has been spent through the global effort of a great many companies attempting to reduce Abeta42. This year there have been several high profile and disappointing results reported that failed to prove the so called “Amyloid Hypothesis” - that Abeta is poisonous to brain cells and causes Alzheimer’s Disease. In very stark contrast to these reports, PBT2 is a drug specifically designed to stop the actual toxicity of Abeta. The drug achieves this by targeting metals in the brain, such as copper and zinc, which react with Abeta to make it toxic. The clinical trial results on patients are very encouraging and larger longer trials are now being planned.

A great deal of our enthusiasm around the potential of PBT2 comes from the growing body of information around how the drug works. Another very important milestone achieved in July was the publication in Neuron of the laboratory research behind PBT2.

Previously the Company has commented on the potential of its drug pipeline to benefit patients with other diseases such as Parkinson’s Disease, Huntington’s Disease and some types of cancer. All the programs are progressing well and we anticipate new drug candidates entering in the development pipeline in the coming year. In each disease we target, our opportunity arises from our specialized knowledge of the role of metals in the development and progression of the disease.

We will continue to keep you updated with announcements and I encourage you to visit our website at www.pranabio.com to learn more about your Company.

We still face many challenges, but looking ahead, I am optimistic that we will find ways to commercialize Prana’s unique MPAC technology in order to help millions of Alzheimer’s sufferers who currently have no hope for a cure. Plans are under way for PBT2 to be back in the clinic to be tested in more advanced clinical trials and, with the success to date of PBT2 in AD, we now expect our other programs to accelerate.

I would like to extend my thanks and appreciation to the very dedicated and hard working team of Prana scientists, managers, staff and consultants, as well as to my fellow directors on the Board. I also want to thank Prana’s investors and shareholders for your continued loyalty and support. I look forward to sharing with all of you the rewards that are to come.

Yours Sincerely,

Geoffrey Kempler
Chairman and CEO

KEY EVENTS SUMMARY
July 2008, Professor Rudolph Tanzi, Co-Founding scientist of Prana, was appointed by the U.S. Senate Special Committee on Aging on the Future of Alzheimer’s: Breakthroughs and Challenges, to testify on Alzheimer’s Disease as a growing health care crisis. His testimony spoke to the available therapeutic approaches in Alzheimer’s Disease, where PBT2 is differentiated to others by working to detoxify the Abeta protein in brain synapses as well as promoting the clearance of the toxic Abeta from the brain. PBT2 is Prana’s lead drug candidate for the treatment of Alzheimer’s Disease.

In late July 2008, the results of the Phase IIa trial in Alzheimer’s Disease patients treated with Prana’s PBT2 were published in The Lancet Neurology Journal. The published results described the significant decrease in Abeta protein levels in the cerebrospinal fluid of patients treated with PBT2 at the 250mg dose compared to patients on placebo. The published results also reported that at this same dose patients showed significant improvement in two measures of cognitive Executive Function compared with placebo, as assessed using the Neuropsychological Test Battery (NTB).

During Prana’s Annual General Meeting in November 2008, the company reported on the prospect of PBT2 being suitable for the treatment of Huntington’s Disease as a second neurological therapeutic application. Prana had commissioned a report from two independent U.S. based clinical researchers being key opinion leaders in the field of Huntington’s Disease entitled, “The suitability and recommendations for the clinical development of PBT2 in Huntington’s Disease”. The report reviewed the pre-clinical animal modeling undertaken on PBT2 and the encouraging signs of cognitive effect and clinical safety observed with PBT2 from the Phase IIa Alzheimer’s Disease trial. The authors of the report concluded that PBT2 was a suitable drug candidate for clinical development in Huntington’s Disease.

Results from Prana’s Parkinson’s Disease program were presented at the Society for Neuroscience conference in Washington D.C. in November 2008. Several of Prana’s Metal Protein Attenuating Compounds (MPACs) have demonstrated ability to protect the target brain tissue in Parkinson’s Disease, the substantia nigra from cell death. In addition, animal modeling demonstrated that the preservation of the substantia nigra correlated with improved motor function in animals treated with Prana’s Parkinson’s Disease MPACs.

In March 2009, Professor Colin Masters, Director of the Mental Health Research Institute and ex-founding Director of Prana, presented new research findings on PBT2 at the 9th International Conference on Alzheimer’s and Parkinson’s Disease in Prague. The data demonstrated that PBT2 could stop the toxicity of Abeta protein in synapses resulting in the preservation of brain cell synapses. Typically, in transgenic Alzheimer’s Disease mice there is a loss in the number of synapses leading to diminished neurotransmission and cognitive impairment.

In July 2009, Prana was invited to provide an update on the clinical findings to date with PBT2. Dr. Craig Ritchie, based at the Imperial College, London and Prana’s European Clinical Advisor presented new results from the Phase IIa trial showing that there was a statistically significant improvement in the overall Executive Function z-score component of the NTB. Previously it had been reported that two of the five Executive Function tests in the NTB were significant but not that the overall composite measure of Executive Function was significant.

In July 2009, Prana presented at the International Conference of Alzheimer’s Disease (ICAD) in Vienna that PBT2 was able to improve the cognition of transgenic Alzheimer’s Disease mice as well as aged, cognitively impaired mice. This data was presented in the Hot Topics session and reported on PBT2’s central ability to increase synaptic numbers and improve neurotransmission as a function of PBT2’s ability to restore metal homeostasis in the brains of aged mice. Dr. Cherny, Prana’s Head of Research explained that aberrant metal distribution in the aged brain is further exacerbated with Alzheimer’s Disease.

DRUG DEVELOPMENT AND RESEARCH
PBT2 Clinical Development
In late July 2008, the key findings from the Phase IIa trial in Alzheimer’s Disease were published in The Lancet Neurology Journal. In patients diagnosed with mild Alzheimer’s Disease, those treated with PBT2 on a 250mg per day single dose showed a significant decrease in the Alzheimer’s Disease target protein, Abeta, compared to patients on placebo. In addition, we reported a significant improvement in two measures of cognitive Executive Function as assessed using the Neuropsychological Test Battery (NTB) compared with placebo.

In July 2009, the company presented new data at ICAD that an erratum was being prepared for the Lancet Neurology Journal to state that in addition to the previously reported significant findings in two measures of cognitive Executive Function, the overall composite Executive Function z-score assessed across the five component Executive Function tests was also statistically significant. Performance on cognitive measures of Executive Function has been found in the literature to correlate well with functional measures that are a person’s ability to plan, coordinate and execute daily activities. At ICAD, the company also reported on results of a post hoc analysis of the Phase IIa data. The analysis of individual patient responses in the trial, showed that 41% of those receiving PBT2 demonstrated substantial cognitive improvement compared to only 4% of those on placebo, thus re-confirming the promising cognitive effects of PBT2.

During 2008 and 2009, the company has undertaken process development in the production and purification of the PBT2 drug substance. This has enabled Prana to identify a more efficient manufacturing process for prospective scale up manufacturing activities.

PBT2 Research and Animal Modelling
Over the 2008/2009 fiscal year, Prana has been investigating the ability of PBT2 to inhibit the toxic effects of Abeta protein in the synapses of the Alzheimer’s Disease brain. Previously our researchers have demonstrated that PBT2 is able to prevent the formation of toxic Abeta oligomers that otherwise accumulate in the synapses, impairing neurotransmission and cognitive function. More recently, we have shown that being able to prevent oligomer formation may be responsible for the observed ability of PBT2 to prevent the loss of synapses and also increase synaptic density in transgenic Alzheimer’s Disease mice. The beneficial effect of PBT2 at the synapses is also accompanied by the restoration of the levels of chemical neurotransmitter receptors that are important for normal neurotransmission. This work was presented at the 9th International Conference on Alzheimer’s and Parkinson’s Disease in Prague, March 2009. This work was supported by the publication in April, 2009 of a paper by Deshpande et al based at the University of California, Irvine which showed Prana’s proof of concept MPAC, PBT1, was able to prevent the accumulation of Abeta oligomers at brain synapses enabling normal synaptic function. PBT2 like PBT1, is a zinc binding agent and is able to capture the zinc released by synapses during normal neurotransmission and return the zinc to the synapses. Thus preventing the zinc associated formation of toxic oligomers in synapses.

At ICAD July 2009, the above role of PBT2 in the detoxification of the synapse was presented together with data that PBT2 was also able to improve cognition in cognitively impaired aged mice. This important finding supports the notion that in the aged brain, normal zinc transport mechanisms that influence neurotransmission become impaired resulting in decreased cognitive function. Prana’s science suggests that in Alzheimer’s Disease the build up of zinc associated Abeta oligomers in the synapses is not only toxic to synapses, but also exacerbates zinc dependent neurotransmission which becomes impaired with age. These mechanistic findings position PBT2 as an Alzheimer’s Disease agent with a differentiated approach to disease modification which targets synaptic toxicity to confer cognitive benefit.

MPAC Pipeline Development
Screening of the MPAC chemical library has yielded very promising opportunities for selected MPACs in neurological disorders other than Alzheimer’s Disease. Based on positive in vitro and in vivo modeling of candidate compounds, our medicinal chemistry team has created a series of drug candidates in Parkinson’s Disease and brain cancer.

Parkinson’s Disease: Of the Parkinson’s Disease drug candidates, we have extensively profiled several compounds for their ability to reach the target tissue, being the substantia nigra in the brain and to preserve it from toxins which mimic the slow death of this tissue that results in lowered dopamine production and motor dysfunction in patients. These candidate compounds offer a differentiated therapeutic strategy as they do not artificially supplement dopamine levels as most dopaminergic agents on the market, rather our compounds preserve the substantia nigra from cell death such that normal levels of motor function are maintained. This strategy appears successful with several agents being able to reduce the loss of motor function in animal models. The company will be positioned to select its lead Parkinson’s Disease drug to commence pre-clinical development this year.

Brain Cancer: Prana has identified several MPAC compounds from its library which have demonstrated significant toxicity against brain cancer with one compound in particular, remaining untoxic to normal neurons. The company undertook further animal modeling with this agent during 2009 with recent results showing that the compound was as effective as the top chemotherapy agent on the market, temozolomide. In addition, animals treated with both our lead brain cancer agent and temozolomide showed added toxicity directed to human brain cancer cells (glioblastoma multiforme) in animal models. Prana is looking to further the development of this compound.

Alzheimer’s Disease Immunotherapy
The science behind the MPAC platform also suggests that the oxidatively modified forms of the Abeta oligomers found in the AD brain, could be immunological targets for vaccine development. Prana is attempting to validate this selective immunological strategy and will conduct mouse passive vaccine trials with its selective monoclonal antibody which targets a proprietary pathological Abeta target epitope but not the normal, endogenous Abeta. Currently, Prana is scaling up production and purification of the antibody to conduct proof of concept mouse trials. These trials will determine the ability of the antibody to effect improved neuron functioning and cognition.

Amyloid Targeting Metallocomplexes
New chemical entities have been generated by Prana scientists that can bind to, and block the metal binding site of Abeta, preventing Abeta from forming toxic aggregates and fibrils. These anti-amyloid ‘metallocompounds’ represent a second and complimentary drug discovery platform to the MPAC platform and may provide novel imaging agents which can reach the brain and specifically bind Abeta. If successful, this strategy will provide a novel means of imaging Abeta protein build up in the brain to help in the diagnosis and treatment of Alzheimer’s Disease patients. Currently, several agents are being tested for their ability to penetrate the brain.

INTELLECTUAL PROPERTY DEVELOPMENTS
Prana has maintained its intellectual property strategy of seeking broad ‘composition of matter’ claims and continuously improving the protection of its platform technology and drug assets. Over the last year Prana has received further approvals from international patent offices relating to its lead Alzheimer’s Disease drug, PBT2.

•
Three national phase patent cases protect Prana’s core MPAC technology. The first case is directed to the 8-Hydroxyquinoline chemical class which covers PBT2 and other lead 8-Hydroxyquinoline compounds. The second case is directed to several ‘Follow up’ next generation MPAC chemical classes, which comprise alternative MPAC scaffolds to the 8-Hydroxyquinoline chemical scaffold. An additional third case is directed to specific sub - classes of the ‘Follow up’ compounds. These patent cases include claims to the MPAC compositions of matter and the uses of these compounds in numerous neurological disorders. All three cases have made further successful progress in their examination through the major international patent offices. In particular:-

(i)
In August 2009, a key patent protecting PBT2 was granted in Europe by the European Patent Office. The patent entitled ‘8-Hydroxyquinoline Derivatives’ covers the composition of matter of selected families of 8-Hydroxyquinoline compounds, including PBT2, and the uses of such compounds for the treatment of neurological diseases, including Alzheimer’s Disease and Huntington’s Disease.

(ii)
Also in August 2009, Prana received a Notice of Allowance from the United States Patent and Trade Mark Office for its key patent protecting PBT2. The patent is due to be granted by the end of the 2009 calendar year. The United States patent, which is also entitled, ‘8-Hydroxyquinoline Derivatives,’ covers the composition of matter of selected families of 8-Hydroxyquinoline compounds, including PBT2. Members of this patent family were previously granted in New Zealand, Singapore, South Africa and Russia and patent applications are pending in Australia, Brazil, Canada, China, India, Israel, Japan, South Korea and Mexico. Registration of a patent in Hong Kong has also been processed.

(iii)
In the ‘Follow up’s’ case, claims to the composition of matter and the uses of such compounds for the treatment of neurological diseases have been granted in India, New Zealand, South Africa and Singapore. This case is in late stage examination in the United States for a selected chemical scaffold, and is presently under examination in the other major jurisdictions

(iv)	The third case directed to alternative, selected MPAC scaffolds has applications granted in South Africa and Singapore.

•
Two International (PCT) patent applications have progressed to national phase examination. These patents cover novel MPAC follow-up compounds and the use of these MPACs for the disease indications; Age related Macular Degeneration (AMD) and brain cancer.

•
A patent application exclusively licensed from The General Hospital Corporation and relating to an immunotherapy treatment for Alzheimer’s Disease continues to be successfully prosecuted in the major jurisdictions. Specific claims to preferred vaccine antigens for active immunotherapy treatment have been allowed in the United States and cases of broader scope have been accepted in Australia and New Zealand.

•
An Australian provisional patent application has progressed to an International (PCT) patent application which covers novel metallocomplex compounds that are designed to treat Alzheimer’s Disease by binding to the metal binding site of Abeta in the brain. The case also covers the use of these metallocomplexes as imaging agents for Alzheimer’s Disease.

•	An Australian provisional patent application has been filed to cover alternative synthetic routes to PBT2.

•	An Australian provisional patent application has been filed to cover novel chemical drug candidates for neurological conditions, particularly Parkinson’s Disease.

This document contains some statements which are by their very nature forward looking or predictive. Such forwarding looking statements are by necessity at least partly based on assumptions about the results of future operations which are planned by the Company and other factors affecting the industry in which the Company conducts its business and markets generally. Such forward looking statements are not facts but rather represent only expectations, estimates and/or forecasts about the future and thereby need to be read bearing in mind the risks and uncertainties concerning future events generally. There are no guarantees about subjects dealt with in forward looking statements. Indeed, actual outcomes may differ substantially from that predicted due to a range of variable factors.

Patent	Status	Invention

“A method for assaying and treating Alzheimer’s Disease” Filed: November 12, 1992 Applicant: The University of Melbourne Assigned to Prana Biotechnology Limited	Patents have been granted in Australia, Europe, Japan, Canada and the United States.
The invention includes claims directed to the use of specified modulators in the treatment of Alzheimer’s Disease. Granted European claims include the use of zinc binding agents for oral administration in the treatment of Alzheimer’s Disease.

“Beta amyloid peptide inhibitors” Filed: July 21, 2000 Applicant: Biomolecular Research Institute and University of Melbourne Assigned to Prana Biotechnology Limited	Patents in Europe, Canada and the United States are undergoing examination. A patent has been granted in Australia and examination has been requested in Japan.
The invention encompasses claims to specific classes of agents capable of inhibiting binding of specified metal ions to the N-terminus of beta-amyloid and the use of these agents in the treatment of amyloid related conditions including Alzheimer’s Disease.

“Neurotoxic Oligomers” Filed: June 28, 2000 Applicants: Prana Biotechnology Limited and The General Hospital Corporation
A patent has been granted in Australia and New Zealand. A Notice of Allowance has been issued in the United States. An application is under examination in the United States and Europe. Examination has been requested in Canada, China and Japan.

The invention is directed to an immunotherapy strategy using tyrosine cross-linked protein aggregates. The approach may be used in the treatment of Alzheimer’s Disease and other amyloid related conditions.

“Methods of screening for inhibitors of Alzheimer’s Disease” Filed: December 12, 2000 Applicant: The General Hospital Corporation Licensed to Prana Biotechnology Limited	An application is under examination in the United States.	The invention encompasses claims to the identification of agents functioning as copper agonists and the use the agents in the treatment of amyloid related conditions including Alzheimer’s Disease.

“Treatment of Neurodegenerative Conditions” Filed: April 3, 2003 Applicant: Prana Biotechnology Limited	Application in Europe is pending examination. An application in Hong Kong has been recorded. An application in Australia is under examination. Applications in China and the United States have lapsed.	The invention encompasses the utility of the 8-Hydroxyquinoline MPAC class in the treatment of neurodegenerative cognitive changes, particularly Huntington’s Disease.

“8-Hydroxyquinoline derivatives” Filed: July 16, 2003 Applicant: Prana Biotechnology Limited
Patents in Europe, New Zealand, Russia, Singapore and South Africa have been granted. A Notice of Allowance has been issued in the United States. A patent has been Accepted in Australia. A patent in Hong Kong has been registered. Applications in India, Israel and China are under examination. Examination has been requested in Brazil, Japan, South Korea and Canada. Examination is pending in Mexico.
The invention is directed to chemical structures of the 8-Hydroxyquinoline MPAC class and their utility in the treatment of neurological conditions.

“Neurologically-Active Compounds” Filed: October 3 , 2003 Applicant: Prana Biotechnology Limited
Applications in the United States, China, Russia, Canada, Europe, Australia and Israel are under examination. Examination has been requested in Brazil, Japan, Mexico and South Korea. Applications have been accepted in New Zealand, India, South Africa and Singapore. A patent in Hong Kong has been processed.
The invention is directed to alternative MPAC chemical structures and their utility in the treatment of neurological conditions.

Patent	Status	Invention

“Neurologically- Active Compounds” Filed: April 1, 2005 Applicant: Prana Biotechnology Limited
Applications have been filed in Australia, Canada, China, Europe, Israel, Mexico, the United States and South Korea. Examination has been requested in Japan, India, Brazil, New Zealand and Russia. A patent has been granted in Singapore and South Africa. A patent in Hong Kong has been processed.
The invention is directed to ‘F4’ MPAC chemical structures and their utility in the treatment of neurological conditions.

“Use of Phanquinone for the treatment of Alzheimer’s Disease” Filed: October 19, 2000 Applicant: Prana Biotechnology Limited	Patent has been granted in the United States. A Notice of Allowance has been issued in the United States for a second Patent. An application in Japan is under examination.	This invention is directed to the use of Phanquinone for the treatment of Alzheimer’s Disease.

“Use of Phanquinone for the treatment of memory impairment” Filed: April 3, 2003 Applicant: Prana Biotechnology Limited	Patent has been granted in the United States. An application in Japan is under examination.	This invention is directed to the use of Phanquinone for the treatment of Age Related Memory Impairment.

“Use of Clioquinol for the treatment of Alzheimer’s Disease” Filed: February 13, 1998 Applicant: Prana Biotechnology Limited	Patent has been granted in the United States. An application in Japan is under examination.	This invention is directed to the use of clioquinol for the treatment of Alzheimer’s Disease.

“Pharmaceutical compositions of Clioquinol with B12 for therapeutic use” Filed: February 13, 1998 Applicant: Prana Biotechnology Limited.	Patent has been granted in the United States. An application in Japan is under examination.	This invention is directed to clioquinol pharmaceutical compositions comprising B12.

“Use of Clioquinol for the treatment of Parkinson’s Disease” Filed: February 13, 1998 Applicant: Prana Biotechnology Limited.	Patent has been granted in the United States. An application in Japan is under examination.	This invention is directed to the use of clioquinol for the treatment of Parkinson’s Disease.

“Method of treatment and prophylaxis and agents useful for same” Filed: April 13, 2007 Applicant: Prana Biotechnology Limited	Applications have been filed in Australia, Canada, China, Europe, Israel, New Zealand, the United States, South Korea, South Africa, Japan, India, Brazil and Singapore.	This invention is directed to MPAC compounds for the treatment of Age related Macular Degeneration.

“A method of prophylaxis or treatment and agents for same”. Filed: June 22, 2007 Applicant: Prana Biotechnology Limited	Applications have been filed in Australia, Canada, China, Europe, the United States and Japan.	This invention is directed to MPAC compounds for treating certain cancers.

“Compounds for therapy and diagnosis” Filed: December 5, 2008 Applicant: Prana Biotechnology Limited	A complete international (PCT) application has been filed.	This invention is directed to anti-amyloid (metallocomplexes) compounds for the treatment of Alzheimer’s Disease.

“Processes for the preparation of 8-hydroxyquinoline derivatives” Filed: 11 December 2008 Applicant: Prana Biotechnology Limited	An Australian provisional application has been filed.	This invention is directed to synthetic routes for 8-Hydroxyquinoline Derivatives.

“Quinazolinone compounds” Filed: 24 December 2008 Applicant: Prana Biotechnology Limited	An Australian provisional application has been filed.	This invention is directed to compounds for the treatment of Parkinson’s Disease.

The Company is committed to implementing the highest standards of corporate governance. In determining what those standards should involve, the consolidated entity has considered the ASX Corporate Governance Council’s (‘the Council’) Corporate Governance Principles and Recommendations.

A review of the Company’s ‘Corporate Governance Framework’ is performed on a periodic basis to ensure that it is relevant and effective in light of the changing legal and regulatory requirements. The Board of Directors (‘the Board’) continues to adopt a set of Corporate Governance Practices and a Code of Conduct appropriate for the size, complexity and operations of the Company and its subsidiaries.

Unless otherwise stated all Policies and Charters meet the Council’s Corporate Governance Principles and Recommendations and have been in effect for the full reporting period. All Policies and Charters are available from the Company or on its website at www.pranabio.com.

To illustrate where the Company has addressed each of the Council’s recommendations, the following table cross-references each recommendation with sections of this report. The table does not provide the full text of each recommendation, but rather the topic covered.

The full details of each recommendation can be found on the ASX Corporate Governance Council’s website.

Recommendation	Section
1.1 Functions of the Board and Management	1.1
1.2 Senior Executive Evaluation	1.4.10
1.3 Reporting on Principle 1	1.1;1.4.10
2.1 Independent Directors	1.2
2.2 Independent Chair	1.2
2.3 Role of the Chair and CEO	1.2
2.4 Establishment of Nomination Committee	2.3
2.5 Board and Individual Director Evaluation	1.4.10
2.6 Reporting on Principle 2	1.2; 1.4.10; 2.2.2 and Directors’ Report
3.1 Code of Conduct	3.1
3.2 Company Securities Trading Policy	1.4.9
3.3 Reporting on Principle 3	3.1
4.1 Establishment of Audit Committee	2.1
4.2 Structure of Audit Committee	2.1.2
4.3 Audit Committee Charter	2.1
4.4 Reporting on Principle 4	2.1
5.1 Policy for Compliance with Continuous Disclosure	1.4.4
5.2 Reporting on Principle 5	1.4.4
6.1 Communications Policy	1.4.8
6.2 Reporting on Principle 6	1.4.8
7.1 Policies on Risk Oversight and Management	2.1.3
7.2 Risk Management Report	1.4.12
7.3 CEO and CFO Assurance	1.4.11
7.4 Reporting on Principle 7	1.4.11; 1.4.12; 2.1.3
8.1 Establishment of Remuneration Committee	2.2
8.2 Executive and Non-Executive Director Remuneration	2.2.4.1; 2.2.4.2
8.3 Reporting on Principle 8	2.2; 2.2.4.1; 2.2.4.2

1. Board of Directors
1.1 Role of the Board
The Board’s role is to govern the Company rather than to manage it. In governing the Company, the Directors must act in the best interests of the Company as a whole. It is the role of senior management to manage the Company in accordance with the direction and delegations of the Board and the responsibility of the Board to oversee the activities of management in carrying out these delegated duties.

In carrying out its governance role, the main task of the Board is to drive the performance of the consolidated entity. The Board must also ensure that the consolidated entity complies with all of its contractual, statutory and any other legal obligations, including the requirements of any regulatory body. The Board has the final responsibility for the successful operations of the consolidated entity.

To assist the Board to carry out its functions, the Company has adopted and implements a ‘Code of Business Conduct and Ethics Policy’ that governs the conduct of all directors, officers, employees and agents of the Company in the performance of their roles. The ‘Code of Business Conduct and Ethics Policy’ is administered by the Company’s Audit, Risk and Compliance Committee.

1.2 Composition of the Board
The Board has been formed so that it has an effective mix of personnel, committed to adequately discharging their responsibilities and duties and being of value to the Company.

The names of the Directors, their independence under the ASX Corporate Governance Council’s Corporate Governance Principles and Recommendations, qualifications and experience are stated in the Directors’ Profiles on page 13 along with the term of office held by each.

The Board believes that the interests of all Shareholders are best served by:

•	Directors having the appropriate skills, experience and contacts within the Company’s industry;

•	the Company striving to have a balance between the overall number of Directors and the number of Directors being independent as defined in the ASX Corporate Governance Principles and Recommendations;

•	some significant parties within whom the Company has contractual arrangements being represented on the Board during the early years of the development of the Company; and

•	some major Shareholders being represented on the Board.

A majority of Directors of the Company are classified as being ‘Independent’. However, due to the stage in the Company’s development, the Board believes that the most appropriate person for the position of Chairman is an Executive Officer of the Company. The Executive Officer’s overall expertise is crucial to the Company’s development and negates any perceived lack of independence. The Chairman of the Board is also the Chief Executive Officer (CEO) of the Company.

However, where any Director has material personal interest in a matter and, in accordance with the Australian Corporations Act 2001, the Director will not be permitted to be present during discussion or to vote on the matter. The enforcement of this requirement aims to ensure that the interest of Shareholders, as a whole, is pursued and that their interest or the Director’s independence is not jeopardised.

The Company has a Nomination Committee whose current members and their qualifications, are detailed in the Directors’ Profiles on page 13. Details of attendance of the members of the Nomination Committee are contained on page 20.

1.3 Responsibility of the Board
In general, the Board is responsible for, and has the authority to determine, all matters relating to the policies, practices, management and operations of the Company. It is required to do all things that may be necessary to be done in order to carry out the objective of the consolidated entity.

Full details of the Board’s role and responsibilities are contained in the Board Charter, a copy of which is available for inspection at the Company’s registered office or on its website at www.pranabio.com.

The Board’s responsibilities are detailed in its Board Charter and cover the following broad categories:

1	Leadership of the organisation
2	Strategy formulation
3	Overseeing planning activities
4	Shareholder liaison
5	Monitoring, compliance and risk management
6	Company finances
7	Human resources
8	Ensuring the health, safety and well-being of Directors, Officers, Employees and Contractors
9	Delegation of authority
10	Remuneration policy
11	Nomination policy

1.4 Board Policies
1.4.1 Conflicts of Interest
Directors must:

•
disclose to the Board actual or potential conflicts of interest that may or might reasonably be thought to exist between the interests of the Directors and the interests of any other parties in carrying out the activities of the Company; and

•	if requested by the Board, take reasonable steps to remove any conflict of interest.

If a Director cannot or is unwilling to remove a conflict of interest then the Director must, as per the Corporations Act, absent himself or herself from the room when discussion and/or voting occurs on matters about which the conflict relates.

1.4.2 Commitments
Each member of the Board is committed to spending sufficient time to enable them to carry out their duties as a Director of the Company.

1.4.3 Confidentiality
In accordance with legal requirement and agreed ethical standards, Directors and Key Management Personnel of the Company have agreed to keep confidential, information received in the course of the exercise of their duties and will not disclose non-public information except where disclosure is authorised or legally mandated.

1.4.4 Continuous Disclosure
The Board has designated the Company Secretary as the person responsible for overseeing and co-ordinating disclosure of information to the ASX as well as communicating with the ASX. In accordance with ASX Listing Rules the Company immediately notifies the ASX of information concerning the Company:

1	that a reasonable person would or may expect to have a material effect on the price or value of the Company’s securities; and

2
that would, or would be likely to influence persons who commonly invest in securities in deciding whether to acquire or dispose of the Company’s securities. The Company also posts all information disclosed in accordance with this policy on the Company’s website in an area accessible by the public.

1.4.5 Education and Induction
An induction program has been established for new Directors, in which they are given a full briefing on the Company.

Information conveyed to new Directors includes:

•	details of the roles and responsibilities of a Director;

•	formal policies on Director appointment as well as conduct and contribution expectations;

•	details of all relevant legal requirements;

•	a copy of the Board Charter;

•	guidelines on how the Board processes function;

•	details of past, recent and likely future developments relating to the Board including anticipated regulatory changes;

•	background information on and contact information for key people in the organisation including an outline of their roles and capabilities;

•	a synopsis of the current strategic direction of the Company, including a copy of the current strategic plan and annual budget;

•	an analysis of the Company; and

•	a copy of the Constitution of the Company;

During the year, all Directors have full access to all Company records and received Financial and Operational Reports at each Board Meeting.

In order to achieve continuing improvement in Board performance, all Directors are encouraged to undergo continual professional development.

1.4.6 Independent Professional Advice
Directors collectively or individually have the right to seek independent professional advice at the Company’s expense, up to specified limits, to assist them to carry out their responsibilities. All advice obtained is made available to the full Board.

1.4.7 Related Party Transactions
Related party transactions include any financial transaction between a Director and the Company and will be reported in writing at each Board meeting. Unless there is an exemption under the Australian Corporations Act 2001 from the requirement to obtain shareholder approval for the related party transaction, the Board cannot approve the transaction.

1.4.8 Shareholder Communication
The Company respects the rights of its shareholders, and to facilitate the effective exercise of the rights, the Company is committed to:

1	communicating effectively with Shareholders through ongoing releases to the market via ASX information and General Meetings of the Company;

2	giving Shareholders ready access to balanced and understandable information about the Company and Corporate Proposals;

3	making it easy for Shareholders to participate in General Meetings of the Company; and

4
requesting the External Auditor to attend the Annual General Meeting and be available to answer Shareholder’s questions about the conduct of the audit, and the preparation and content of the Auditor’s Report.

Any Shareholder wishing to make inquiries of the Company is advised to contact the registered office. All public announcements made by the Company can be obtained from the ASX’s website www.asx.com.au.

Information is communicated to shareholders through:

•	the annual report which is published on the Company’s website and distributed to shareholders where specifically requested;

•
the half-year shareholder’s report which is published on the Company’s website and distributed to shareholders where specifically requested, containing summarised financial information and a review of the operations during the period since the annual report; and

•	other correspondence regarding matters impacting on shareholders as required.

1.4.9 Trading in the Consolidated Entity’s Shares
The Company has a share trading policy that regulates the dealings by Directors, Officers and Employees, in shares, options and other securities issued by the Company. The policy has been formulated to ensure that Directors, Officers, Employees and Consultants who work on a regular basis for the Company are aware of the legal restrictions on trading in Company securities while in possession of unpublished price-sensitive information.

Unpublished price-sensitive information is information regarding the Company, of which the market is not aware, that a reasonable person would expect to have a material effect on the price or value of the Company’s securities.

1.4.10 Performance Review/Evaluation
The Board undertakes an annual evaluation of Board and director performance. All senior executives of the Company are subject to an annual performance evaluation. During the reporting period the board and individual performance evaluations were conducted on an informal basis. This provided feedback and evaluation for future development.

Further information on policies and procedures established to evaluate the performance of the Board are set out in the Director’s Report under the section headed ‘Remuneration Report’ on pages 14 to 17.

1.4.11 Attestations by Chief Executive Officer (CEO) and Chief Financial Officer (CFO)
In accordance with the Board’s policy, the CEO and Chief Financial Officer (“CFO”) have made attestations recommended by the ASX Corporate Governance Council as to the Company’s financial condition prior to the Board signing this Annual Report.

1.4.12 Risk Management Accountability
The Audit, Risk & Compliance Committee has established a policy for risk oversight and management within the Company. This is periodically reviewed and updated.

The CEO and CFO have given a statement to the Board that:

a)
in accordance with Recommendation 7.3 of ASX Corporate Governance Principles and Recommendations (2nd Edition), that the Financial Statements are founded on a sound system of risk management and internal compliance and control which implements the Policies adopted by the Board; and

b)	the Company’s ‘Risk Management and Internal Compliance and Control System’, in so far as it relates to financial risk, is operating effectively in all material aspects.

2. Board Committees
2.1 Audit, Risk and Compliance Committee
The Company has a duly constituted Audit, Risk and Compliance Committee.

Below is a summary of the role, composition and responsibilities of the Audit, Risk and Compliance Committee (‘Audit Committee’). Further details are contained in the Audit Committee’s Charter, which is available from the Company or on its website at www.pranabio.com.

2.1.1 Role
The Audit Committee is responsible for assisting the Board of Directors in overseeing the:

•	Integrity of the Company’s financial statements;

•	Independent auditor’s qualifications, independence and performance;

•	Company’s financial reporting processes and accounting policies;

•	Performance of the Company’s internal audit function; and

•	Company’s compliance with legal and regulatory requirements.

2.1.2 Composition
The Audit Committee, consisting of three Independent Non-Executive Directors. The current members of the Audit Committee, as at the date of this report, and their qualifications are detailed in the Directors’ Profiles on page 13.

The Audit Committee holds a minimum of four meetings a year. Details of attendance of the members of the Audit Committee are contained on page 20.

2.1.3 Responsibilities
The Audit Committee reviews the audited annual and half-yearly financial statements and any reports which accompany published financial statements before submission to the Board and recommends their approval.

The Audit Committee also recommends to the Board the appointment of the external auditor each year, reviews the appointment of the external auditor, their independence, the audit fee and any questions of resignation or dismissal.

The Audit Committee is also reesponsible for establishing policies on risk oversight and management.

2.2 Remuneration Committee
2.2.1 Role
The role of the Remuneration Committee is to oversee and make recommendations to the Board with respect to the compensation of the Company’s Directors including the Chief Executive Officers; and to oversee and advise the Board on the adoption of policies that govern the Company’s compensation programs, including share and American Depository Receipts (‘ADRs’) option plans and other employee benefit plans. The Remuneration Committee is responsible for the administration of the Company’s share and ADRs option plans and any other employee benefit plans.

2.2.2 Composition
The current members of the Remuneration Committee, as at the date of this report, and their qualifications are detailed in the Directors’ Profiles on page 13.

The Remuneration Committee holds a minimum of two meetings a year. Details of meetings held during the year and attendance of the members of the Remuneration Committee are contained on page 20.

The Company also has a Share Plan Committee created to administer the Share Plans adopted at the 2004 AGM. This Committee is a sub-committee of the Remuneration Committee.

2.2.3 Responsibilities
The Company has adopted a Remuneration Committee to administer the Company’s remuneration policy. The Committee is responsible for:

•	setting the remuneration and conditions of service for all Executive and Non-Executive Directors, Officers and Employees of the Company;

•	approving the design of Executive & Employee incentive plans (including equity-based plans) and proposed payments or awards under such plans;

•	reviewing performance hurdles associated with incentive plans;

•	making recommendations to the Board on the remuneration of Non-Executive Directors within the aggregate approved by shareholders at General Meetings from time to time;

•	consulting appropriately qualified Consultants for advice on remuneration and other conditions of service as deemed necessary;

•	succession planning for the CEO and Senior Executive Officers; and

•	performance assessment of the CEO and Senior Executives Officers.

2.2.4 Remuneration Policy
Current remuneration is disclosed in the Remuneration Report contained in the Directors’ Report on pages 14 to 17 and in Note 5 on pages 36 to 38.

Shareholders are invited to vote on the adoption of the report at the Company’s annual general meeting.

2.2.4.1 Senior Executive Remuneration Policy
The Company is committed to remunerating its Senior Executives in a manner that is market-competitive and consistent with ‘Best Practice’ as well as supporting the interests of Shareholders. Senior Executives may receive a remuneration package based on fixed and variable components, determined by their position and experience. Shares and/or options may also be granted based on an individual’s performance, with those granted to Directors subject to Shareholder approval.

2.2.4.2 Non-Executive Director Remuneration Policy
Non-Executive Directors are remunerated out of the maximum aggregate amount approved by Shareholders for the remuneration of Non-Executive Directors. Non-Executive Directors may be entitled to statutory superannuation, but no other retirement benefits. Non-Executive Directors do not receive performance based bonuses and do not participate in equity schemes of the Company without prior Shareholder approval.

2.3 Nomination Committee
2.3.1 Role
The role of the Nominations Committee is to determine the director nomineees for ideal candidates, to identify and recommend candidates to fill vacancies occurring between annual shareholder meetings.

2.3.2 Composition
The current members of the Nomination Committee, as at the date of this report, and their qualifications are detailed in the Directors’ Profiles on page 13.

The Nomination Committee holds a minimum of two meetings a year. Details of meetings held during the year and attendance of the members of the Nomination Committee are contained on page 20.

3. Interests of Stakeholders
3.1 Company Code of Conduct
As part of its commitment to recognising the legitimate interests of Stakeholders, the Company has established a ‘Code of Business Conduct and Ethics’ to guide compliance with legal and other obligations to legitimate Stakeholders.

The Board acknowledges the legitimate interests of various stakeholders such as employees, clients, customers, government authorities, creditors and the community as a whole. As a good corporate citizen, it encourages compliance and commitment to appropriate corporate practices that are fair and ethical via its ‘Code of Business Conduct and Ethics Policy’. This code includes the following:

Responsibilities to Shareholders and the Financial Community Generally
The Company complies with the spirit as well as the letter of all laws and regulations that govern shareholders’ rights. The Company has processes in place designed to ensure the truthful and factual presentation of the Company’s financial position and prepares and maintains its accounts fairly and accurately in accordance with the generally accepted accounting and financial reporting standards.

Employment Practices
The Company endeavours to provide a safe workplace in which there is equal opportunity for all employees at all levels of the Company. The Company does not tolerate the offering or acceptance of bribes or the misuse of Company assets or resources.

Obligations Relative to Fair Trading and Dealing
The Company aims to conduct its business fairly and to compete ethically and in accordance with relevant competition laws and strives to deal fairly with the Company’s customers, suppliers and competitors and encourages its employees to strive to do the same.

Responsibilities to the Community and to Individuals
As part of the community the Company is committed to conducting its business in accordance with applicable environmental laws and regulations and supports community charities.

The Company is committed to keeping private information from employees, clients, customers, consumers and investors confidential and protected from uses other than those for which it was provided.

Conflicts of Interest
Directors and employees must avoid conflicts as well as the appearance of conflicts between personal interests and the interests of the Company.

How the Company Complies with Legislation Affecting its Operations
Within Australia, the Company strives to comply with the spirit and the letter of all legislation affecting its operations. Outside Australia, the Company will abide by local laws in all countries in which it operates. Where those laws are not as stringent as the Company’s operating policies, particularly in relation to the environment, workplace practices, intellectual property and the giving of “gifts”, Company policy will prevail.

How the Company Monitors and Ensures Compliance with its Code
The Board, management and all employees of the Company are committed to implementing this ‘Code of Business Conduct and Ethics’ and each individual is accountable for such compliance. Disciplinary measures may be imposed for violating the Code.

The Directors of Prana Biotechnology Limited submit herewith the annual financial report of the Company for the financial year ended 30 June 2009. In order to comply with the provisions of the Corporations Act 2001, the Directors report as follows:

DIRECTORS
The following persons were Directors of Prana Biotechnology Limited during the whole of the financial year and up to the date of this report, unless stated otherwise:

Mr Geoffrey Kempler	Executive Chairman and Chief Executive Officer
Mr Brian Meltzer	Non-Executive Independent Director
Dr George Mihaly	Non-Executive Independent Director
Mr Peter Marks	Non-Executive Independent Director

COMPANY SECRETARY
Mr Richard Revelins has served as the Company’s Company Secretary since 7 February 2000. Mr Revelins was appointed Chief Financial Officer of the Company in June 2004. Mr Revelins is an Executive Director and principal of Peregrine Corporate Ltd, an Australian based investment bank. Mr Revelins has held senior positions in international merchant banks and is currently the chairman of Entermo Ltd (appointed 12 December 2008) and a Director of Mining Projects Group Ltd (appointed 29 August 1991), an ASX listed company.

PRINCIPAL ACTIVITIES
The consolidated entity’s principal activities during the course of the year were to commercialise research into Alzheimer’s Disease and other major age-related degenerative disorders. There have been no significant changes in the nature of those principal activities during the financial year.

REVIEW AND RESULTS OF OPERATIONS
The consolidated net loss of the consolidated entity after providing for income tax amounted to $7,522,789 (2008: $13,560,678 loss). For further detail, refer to the Review of Operations set out on pages 2 to 4.

DIVIDENDS PAID OR RECOMMENDED
The Directors did not pay any dividends during the financial year. The Directors do not recommend the payment of a dividend in respect of the 2009 financial year.

SHARE OPTIONS GRANTED TO DIRECTORS AND KEY MANAGEMENT PERSONNEL
During or since the end of the financial year no share options were granted by Prana Biotechnology Limited to the Directors of the Company.

During or since the end of the financial year an aggregate of 194,837 share options were granted by Prana Biotechnology Limited to the following Key Management Personnel of the Company:
Key Management	No. of Options	No. of Ordinary Shares
Personnel	Granted	Under Options Granted
Ms Dianne Angus	194,837	194,837
	194,837	194,837

EARNINGS PER SHARE
Basic loss per share 3.72 cents (2008: 7.76 cents).

CORPORATE STRUCTURE
Prana Biotechnology Limited is a Company limited by shares that was incorporated in and is domiciled in Australia. Prana Biotechnology Limited has 2 subsidiaries:

•	Prana Biotechnology Inc, a company limited by shares that was incorporated in and is domiciled in the United States; and

•	Prana Biotechnology UK Ltd, a company limited by shares that was incorporated in and is domiciled in the United Kingdom.

EMPLOYEES
The Company had 12 employees at 30 June 2009 (2008: 13 employees).

SIGNIFICANT CHANGES IN STATE OF AFFAIRS
In the opinion of the Directors, there were no significant changes in the state of affairs of the consolidated entity during the financial year under review not otherwise disclosed in this Annual Report.

AFTER BALANCE DATE EVENTS
There has not been any matter or circumstance, other than that referred to in the financial statements or notes thereto, that has arisen since the end of the financial year, that has significantly affected, or may significantly affect, the operations of the consolidated entity, the results of those operations, or the state of affairs of the consolidated entity in future financial years.

FUTURE DEVELOPMENTS, PROSPECTS AND BUSINESS STRATEGIES
The likely developments in the consolidated entity’s operations, to the extent that such matters can be commented upon, are covered in the Review of Operations on pages 2 to 4 of this Annual Report. In the opinion of the Directors, disclosure of information regarding the expected results of those operations in financial years after the current financial year is not predictable at this stage, or may prejudice the interests of the consolidated entity. Accordingly, this information has not been included in this report.

ENVIRONMENTAL ISSUES
The consolidated entity is involved in scientific research and development, and the activities do not create any significant environmental impact to any material extent. The consolidated entity’s scientific research activities are in full compliance with all prescribed environmental regulations.

INFORMATION ON DIRECTORS
The names and particulars of Directors of the Company in office at any time during or since the end of the financial year are:

Mr Geoffrey Kempler - Executive Chairman and Chief Executive Officer
Appointed to the Board - 11 November 1997
Last Elected by shareholders- 17 November 2004
Qualifications - B.Sc. Grad. Dip. App. Soc. Psych

Experience - Mr Kempler has served as Chairman of our Board of Directors since November 1997, between November 1997 and August 2004 he served as our Chief Executive Officer, and in June 2005 he again assumed the position of Chief Executive Officer. Mr Kempler is one of the founders of our Company. Mr Kempler is a qualified psychologist. Mr Kempler, who has extensive experience in investment and business development, has been responsible for the implementation of our strategic plan and the commercialisation of our technology.
Interest in Shares and Options - 17,055,000 ordinary shares and 2,000,000 options over ordinary shares
Committees – Nil
Current or Former Directorships held in other listed entities within the last 3 years – Nil

Mr Brian Meltzer - Non-Executive Independent Director
Appointed to the Board - 9 December 1999
Last Elected by shareholders - 28 November 2008
Qualifications - B. Com., M Ec.

Experience - Mr Meltzer has over 30 years experience in economics, finance and investment banking. Mr. Meltzer is a Director of Momentum Ventures Limited, licensed by the government as an Innovation Investment Fund with venture capital investments including biotechnology. Mr Meltzer is a Non-Executive Director on the boards of a number of private companies. He is also a Director on the boards of the Australian-Israel Chamber of Commerce and the Paraplegic and Quadriplegic Association of Victorian (Paraquad).
Interest in Shares and Options - 326,666 ordinary shares and 650,000 options over ordinary shares
Committees - Chairman of the Audit, Risk and Compliance Committee, Remuneration Committee and Nomination Committee
Current or Former Directorships held in other listed entities within the last 3 years - Nil

Dr George Mihaly - Non-Executive Independent Director
Appointed to the Board - 9 December 1999
Last Elected by shareholders - 20 December 2007
Qualifications - B. Pharm, M.Sc., Ph.D. FAICD

Experience - Dr Mihaly has had an extensive and successful career spanning the research and commercial facets of the pharmaceutical industry. During the period from mid-1994 to early 2000, Dr Mihaly was the founding executive Chairman and Managing Director of Synermedica Pty Ltd, one of Australia’s leading independent consultant research organisations to the pharmaceutical industry. Synermedica merged with the global CRO Kendle International Inc, in April 2000 and Dr Mihaly continued as Managing Director of the merged entity in Australia (now called Kendle Pty Ltd) until December 2004. Over the course of the last 25 years in academia and industry, Dr Mihaly has amassed extensive experience in both the science and logistics of setting up, monitoring, managing and evaluating results from phase I, II, III and IV clinical trials.
Interest in Shares and Options - 226,666 ordinary shares and 650,000 options over ordinary shares
Committees - Member of the Audit, Risk and Compliance Committee, Remuneration Committee and Nomination Committee.
Current or Former Directorships held in other listed entities within the last 3 years - Prima Biomed Ltd (appointed 24 January 2005, resigned 22 December 2006)

Mr Peter Marks - Non-Executive Independent Director
Appointed to the Board - 29 July 2005
Last Elected by shareholders - 28 November 2008
Qualifications - BEc LLB Grad. Dip. Comm. Law MBA

Experience - Mr Marks also serves as Executive Chairman of KarmelSonix Ltd, a medical devices company listed on the ASX that is focused on developing and commercialising a range of devices in the respiratory and medicine space. From September 1998 until March 2001, Mr Marks was employed by KPMG Corporate Finance Ltd (Australia), where he rose to Director and was responsible for heading up the equity capital markets group in Melbourne. From January 1992 until July 1994, Mr Marks served as Head of the Melbourne Companies Department at the Australian Stock Exchange and was founding Director of Momentum Funds Management Pty Ltd, an Australian venture capital firm. From December 1990 until December 1991, Mr Marks served as Director of Corporate Finance at Burdett Buckeridge & Young Ltd in their Melbourne offices, from August 1988 until November 1990, he held senior corporate finance positions at Barings Securities Ltd, and from July 1985 until July 1988, he served as an Associate Director of McIntosh Securities, now Merrill Lynch Australia.

In his roles with these various financial institutions, Mr Marks was responsible for advising a substantial number of listed and unlisted companies on issues ranging from corporate and company structure, to valuations, business strategies, acquisitions and international opportunities. Mr Marks is currently a Director of Peregrine Corporate Ltd, an Australian based investment bank and Watermark Global Plc, an AIM listed company commercialising the treatment & recycling of acid mine drainage water from South African mines.
Interest in Shares and Options - 43,111 ordinary shares and 650,000 options over ordinary shares
Committees - Member of the Audit, Risk and Compliance Committee Current or Former Directorships held in other listed entities within the last 3 years - Watermark Global Plc (appointed November 2005)
Karmelsonix Ltd (appointed 21 November 2006)
Select Vaccines Ltd (appointed 31 December 2000, resigned 9 August 2006)
Premier Bionics Ltd (appointed 18 December 2001, resigned 10 May 2007)

REMUNERATION REPORT
The information provided under Sections A to E includes remuneration disclosures that are required under Accounting Standard AASB 124 Related Party Disclosures.

The information in this report has been audited as required by section 308(3C) of the Corporations Act 2001.

The Directors of Prana Biotechnology Limited during the year were:

Mr Geoffrey Kempler	Executive Chairman and Chief Executive Officer
Mr Brian Meltzer	Non-Executive Independent Director
Dr George Mihaly	Non-Executive Independent Director
Mr Peter Marks	Non-Executive Independent Director

The Key Management Personnel of Prana Biotechnology Limited during the year were:

Mr Richard Revelins	Company Secretary and Chief Financial Officer
Ms Dianne Angus	Chief Operating Officer

These were the only executives of Prana Biotechnology Limited and the consolidated entity during the financial year ended 30 June 2009.

A.	Principles used to determine the nature and amount of remuneration
Remuneration Policy
Remuneration of all Executive and Non-Executive Directors, Officers and Employees of the Company is determined by the Board following recommendation by the Remuneration Committee.

The Company is committed to remunerating Senior Executives and Executive Directors in a manner that is market-competitive and consistent with “Best Practice” including the interests of Shareholders. Remuneration packages are based on fixed and variable components, determined by the Executives’ position, experience and performance, and may be satisfied via cash or equity.

Non-Executive Directors are remunerated out of the maximum aggregate amount approved by Shareholders and at a level that is consistent with industry standards. Non-Executive Directors do not receive performance based bonuses and prior Shareholder approval is required to participate in any issue of equity. No retirement benefits are payable other than statutory superannuation, if applicable.

Remuneration Policy versus Company Financial Performance
The Company’s Remuneration Policy is not directly based on the Company’s performance, rather on industry practice.

The Company’s primary focus is research activities with a long term objective of developing and commercialising its research and development results.

The Company envisages its performance in terms of earnings will remain negative whilst the Company continues in the research and/or trial phase. Shareholder wealth reflects this speculative and volatile market sector. This pattern is indicative of the Company’s performance over the past 5 years.

Performance based Remuneration
The purpose of a performance bonus is to reward individual performance in line with Company objectives. Consequently, performance based remuneration is paid to an individual where the individual’s performance clearly contributes to a successful outcome for the Company. This is regularly measured in respect of performance against key performance indicators (“KPI’s”).

The Company uses a variety of KPI’s to determine achievement, depending on the role of the Executive being assessed. These include:

•	successful contract negotiations;

•	Company share price reaching a targeted rate on the ASX or applicable market over a period of time; or

•	achievement of research project milestones within scheduled time and/ or budget.

For details of performance based remuneration refer to Employment Contracts of Directors and Key Management Personnel on page 19.

B. Details of Remuneration
The remuneration for each Director and each of the Key Management Personnel of Prana Biotechnology Limited and the Group during the year was as follows:
				Post-Employment
	Short-term employee benefits			Benefits	Share-based
	Cash salary and		Non-monetary	Superannuation	Payments
	fees	Cash bonus	benefits	Contribution	Equity	Total
2009	$	$	$	$	$	$

Directors
Mr Geoffrey Kempler 1, 2 & 5	299,904	-	-	29,992	240,413	570,309
Mr Brian Meltzer 1 & 3	68,807	-	-	6,193	72,124	147,124
Dr George Mihaly 1 & 3	62,500	-	-	-	72,124	134,624
Mr Peter Marks 1 & 3	45,833	-	-	-	56,635	102,468
	477,044	-	-	36,185	441,296	954,525

Key Management Personnel
Mr Richard Revelins 1 & 3	66,667	-	-	-	44,307	110,974
Ms Dianne Angus 4 & 5	292,256	-	-	26,303	11,718	330,277
	358,923	-	-	26,303	56,025	441,251

[1]
This includes equity issued as per the AGM’s held on 30 November 2006, 30 November 2005 and 30 November 2004. As per Australian accounting standards the options issued to Directors were valued at grant date and are being expensed over the anticipated life of the options. As a result, the value does not reflect the current market price of the Company’s shares. The Board believes that if the options issued in 2005 and 2006 were valued in today’s market, they would have minimal intrinsic value given the market condition attached to the options that the share price must reach $1.00 and $0.80 respectively for five consecutive trading days. See the 2008 remuneration table on page 16 for valuations of the options approved at the 30 November 2006, 30 November 2005 and 30 November 2004 AGM’s.

[2]	On 1 March 2009, Mr Kempler voluntarily elected to reduce his salary, the total decrease was $73,484. This is a decrease to $329,896 from $403,380.

[3]
Effective from 1 March 2009, the Non Executive Directors and Company Secretary voluntarily elected to reduce their salaries by 50% for the period 1 March 2009 to 30 June 2009; this represents a decrease of:

Mr Brian Meltzer	$15,000
Dr George Mihaly	$12,500
Mr Peter Marks	$9,167
Mr Richard Revelins	$13,333

[4]	Ms Angus received unlisted options during the year. The option prices were calculated using the Barrier Pricing Model applying the following inputs:
Grant Date: 26 May 2009	Barrier: $0.40
Pricing Model: American	Days to Expiry: 1,898
Option Type: Call	Volatility: 52%
Barrier Type: Up and In	Risk-free Interest Rate: 3.56%
Strike Price: $0.00	Expected Dividends: $0.00
Spot Price: $0.22	Option Price: $0.18

[5]
In accordance with employment contracts, long service leave has been accrued in respect of Geoffrey Kempler and Dianne Angus. At 30 June 2009, $57,499 had been accrued to date. No amounts have been paid in the 30 June 2009 financial year.

				Post-Employment
	Short-term employee benefits			Benefits
	Cash salary and		Non-monetary	Superannuation	Share-based
	fees	Cash bonus	benefits	Contribution	Payments Equity	Total
2008	$	$	$	$	$	$

Directors
Mr Geoffrey Kempler 1, 2, 3 & 6	351,273	50,000	-	35,127	741,072	1,177,472
Prof. Colin Masters [7]	-	-	-	-	-	-
Mr Brian Meltzer [1]	91,743	-	-	8,257	247,321	347,321
Dr George Mihaly [1]	75,000	-	-	-	247,321	322,321
Mr Peter Marks [1]	75,000	-	-	-	231,790	306,790
	593,016	50,000	-	43,384	1,467,504	2,153,904

Key Management Personnel
Mr Richard Revelins [1]	80,000	-	-	-	219,428	299,428
Ms Dianne Angus 4, 5 & 6	280,191	-	-	25,217	115,000	420,408
	360,191	-	-	25,217	334,428	719,836

[1]
This includes equity issued as per the AGM’s held on 20 December 2007, 30 November 2006, 30 November 2005 and 30 November 2004. As per Australian accounting standards the options issued to Directors were valued at grant date and are being expensed over the anticipated life of the options. As a result, the value does not reflect the current market price of the Company’s shares. The Board believes that if the options issued in 2005 and 2006 were valued in today’s market, they would have minimal intrinsic value given the market condition attached to the options that the share price must reach $1.00 and $0.80 respectively for five consecutive trading days.

The option price of options approved at the 17 November 2004 AGM was calculated using the Barrier Pricing Model applying the following inputs:
Grant Date: 17 November 2004	Barrier: $1.00
Pricing Model: American	Days to Expiry: 208
Option Type: Call	Volatility: 70%
Barrier Type: Up and In	Risk-free Interest Rate: 5.05%
Strike Price: $0.00	Expected Dividends: $0.00
Spot Price: $0.56	Option Price: $0.51

The option price of options approved at the 30 November 2005 AGM was calculated using the Barrier Pricing Model applying the following inputs:
Grant Date: 30 November 2005	Barrier: $1.00
Pricing Model: American	Days to Expiry: 1609
Option Type: Call	Volatility: 110%
Barrier Type: Up and In	Risk-free Interest Rate: 5.35%
Strike Price: $0.00	Expected Dividends: $0.00
Spot Price: $0.21	Option Price: $0.18

The option price of options approved at the 30 November 2006 AGM was calculated using the Barrier Pricing Model applying the following inputs:
Grant Date: 30 November 2006	Barrier: $0.80
Pricing Model: American	Days to Expiry: 974
Option Type: Call	Volatility: 100%
Barrier Type: Up and In	Risk-free Interest Rate: 6.02%
Strike Price: $0.00	Expected Dividends: $0.00
Spot Price: $0.43	Option Price: $0.38

The option price of options approved at the 20 December 2007 AGM was calculated using the Black-Scholes Model applying the following inputs:
Issued Date: 20 December 2007	Volatility: 387%
Exercise Price: $0.30	Risk-free Interest Rate: 6.82%
Stock Price: $0.50	Dividend Yield: 0%
Years to Expiry: 2.9	Option Price: $0.50

[2]
On 6 June 2008, Mr Kempler received a salary increase to $298,964 plus 10% superannuation for Executive Chairman duties and $67,765 plus 10% superannuation for CEO duties. Total package of $366,729 plus 10% superannuation. This is an increase from $351,273 plus 10% superannuation.

[3]	During the year Mr Kempler received a cash bonus of $50,000 in accordance with his employment contract in relation to a successful capital raising of approximately A$7m (before costs) in October 2007.

[4]	Ms Angus received a salary increase during the year to $292,256 plus 9% superannuation, which is an increase from 268,425 plus 9% superannuation.

[5]	Ms Angus received unlisted options during the year. The option prices were calculated using the Barrier Pricing Model applying the following inputs:
Grant Date: 5 December 2007	Barrier: $0.00
Pricing Model: American	Days to Expiry: 1,059
Option Type: Call	Volatility: 79%
Barrier Type: Up and In	Risk-free Interest Rate: 6.46%
Strike Price: $0.00	Expected Dividends: $0.00
Spot Price: $0.23	Option Price: $0.23

[6]
In accordance with employment contracts, long service leave has been accrued in respect of the Geoffrey Kempler and Dianne Angus. At 30 June 2008, $42,467 had been accrued to date. No amounts have been paid in the 30 June 2008 financial year.

[7]	Prof Masters resigned from the Company on 2 July 2008 and did not receive any salary in this period.

PERFORMANCE INCOME AS A PROPORTION OF TOTAL REMUNERATION
All Executives are eligible to receive incentives whether through employment contracts or by the recommendation of the Board. Their performance payments are based on a set monetary value, set number of shares or options or as a portion of base salary. Therefore there is no fixed proportion between incentive and non-incentive remuneration.

Non-Executive Directors are not entitled to receive bonuses and/or incentives. During the past year, the Directors and the Company Secretary did not received any new equity. Employees have received equity as recommended by the Remuneration Committee.

The relative proportions of remuneration that are linked to performance and those that are fixed are as follows:

	Fixed Remuneration		At Risk - LTI
Directors	2008	2009	2008	2009
Mr Geoffrey Kempler	58%	37%	42%	63%
Mr Brian Meltzer	51%	29%	49%	71%
Dr George Mihaly	46%	23%	54%	77%
Mr Peter Marks	45%	24%	55%	76%

Key Management Personnel
Mr Richard Revelins	60%	27%	40%	73%
Ms Dianne Angus	96%	73%	4%	27%

At risk long term incentive (LTI) relates to remuneration provided in the form of share based payments. There are no short term incentives considered to be at risk in the current or prior year.

C. Share-based compensation
At the Annual General Meeting held on 17 November 2004, Shareholders approved the establishment of a new Employee and Consultant Plan designed to reward Executives, Employees and/or Consultants for their contributions to the consolidated entity. The plan is to be used as a method of retaining key personnel for the growth and development of the consolidated entity’s intellectual property rights. Due to the consolidated entity’s US presence, a US plan and an Australian plan were developed. At 30 June 2009 equity had been issued to 1 previous Director while a Director under the US plan and 5 Directors, 3 Key Management Personnel, 16 employees and 16 consultants under the Australian Plan.

The terms and conditions of each grant of options affecting Director and Key Management Personnel remuneration in the previous, this or future reporting periods are as follows:

	Date vested			Share Price		Value per option
Grant date	and exercisable	Expiry date	Exercise Price	Hurdle	Vested	at grant date
17 November 2004		30 June 2010	$0.000	$1.00	No	$0.51
30 November 2005		30 June 2010	$0.000	$1.00	No	$0.18
7 August 2006	7 September 2006	7 August 2014	$0.000	$0.40	Yes	$0.08
2 October 2006	6 October 2006	7 August 2014	$0.000	$0.40	Yes	$0.48
30 November 2006		31 July 2009	$0.000	$0.80	No	$0.38
12 June 2007	28 December 2007	7 August 2014	$0.000	$0.40	Yes	$0.34
5 December 2007	5 December 2007	31 October 2010	$0.000	$0.00	Yes	$0.23
20 December 2007	20 December 2007	31 October 2010	$0.300	$0.00	Yes	$0.50
26 May 2009		7 August 2014	$0.000	$0.40	No	$0.18

Options granted under the plan carry no dividend or voting rights.

When exercisable, each option is convertible into one ordinary share as soon as practical after the receipt by the Company of the completed exercise form and full payment of such exercise price.

The exercise price of options will be equal to or less than the weigted average price at which the Company’s shares are traded on the Australian Securities Exchange during the 5 days up to and including the grant date or such other exercise price that the Committee determines to be appropriate under the circumstances.

The plan rules contain a restriction on removing the ‘at risk’ aspect of the instruments granted to executives. Plan participants may not enter into any transaction designed to remove the ‘at risk’ aspect of an instrument before it vests.

Details of options over ordinary shares in the Company provided as remuneration to each Director of Prana Biotechnology Limited and each of the Key Management Personnel of the parent entity and Group are set out below.

	Number of options vested during the year		Number of options granted during the year
Directors	2009	2008	2009	2008
Mr Geoffrey Kempler	-	1,000,000	-	1,000,000
Mr Brian Meltzer	-	350,000	-	350,000
Dr George Mihaly	-	350,000	-	350,000
Mr Peter Marks	-	350,000	-	350,000
Key Management Personnel
Mr Richard Revelins	-	350,000	-	350,000
Ms Dianne Angus	194,837	500,000	-	750,000

Details of ordinary shares provided as a result of exercise of remuneration options to each Director of Prana Biotechnology Limited and each Key Management Personnel of the parent entity and Group are set out below:

		Number of ordinary shares issued
Name	Date exercised	on exercise of options		Amount paid per share
Ms Dianne Angus	26 February 2008	250,000	$	Nil

All options were exercisable at nil consideration.

D. Employment Contracts of Directors and Key Management Personnel

The following Directors and Key Management Personnel were under contract at 30 June 2009:

Directors	Duration	Notice Requirements	Termination

Mr Geoffrey Kempler	Until termination by either party Signed 21 September 2007	For Good Reason Mr Kempler may terminate with 30 days notice	•	Pay Geoffrey Kempler within ninety (90) days of the termination date $1,000,000 provided the Company has sufficient capital requirements to fulfil this clause

			•	Accrued entitlements including all unreimbursed business expenses

			•	Accelerate the vesting of any unvested options

		Without Good Reason Mr Kempler may terminate with 90 days notice	•	Bonus pro-rated only if termination occurs in 1st year

		Without Cause the Company may terminate with 90 days notice	•	Pay Geoffrey Kempler within ninety (90) days of the termination date $1,000,000 provided the Company has sufficient capital requirements to fulfil this clause

			•	Accrued entitlements including all unreimbursed business expenses

			•	Accelerate the vesting of any unvested options

		With Cause the Company may terminate with 30 days notice	•	Bonus pro-rated only if termination occurs in 1st year

Key Management Personnel

Ms Dianne Angus	Until termination by either party Signed 2 October 2006 Letter Agreement signed 12 June 2007	For Good Reason Ms Angus may terminate with 30 days notice	•
Pay remuneration entitlements 1 year from the time of termination (less any payout made for the notice period). The Company can elect to pay such sum as cash, equity in the Company or as a combination of both cash and equity

			•	Accrued entitlements including all unreimbursed business expenses Accelerate the vesting of any unvested options

			•	Accelerate the vesting of any unvested options

		Without Good Reason Ms Angus may terminate with 120 days notice	•	Permitted to keep and/or exercise options that have vested at the time of termination

			•	Accrued entitlements including all unreimbursed business expenses

		Without Cause the Company may terminate with 120 days notice	•
Pay remuneration entitlements 1 year from the time of termination (less any payout made for the notice period). The Company can elect to pay such sum as cash, equity in the Company or as a combination of both cash and equity

			•	Accrued entitlements including all unreimbursed business expenses

			•	Accelerate the vesting of any unvested options

		With Cause the Company may terminate without notice	•	Accrued entitlements including all unreimbursed business expenses

			•	Permitted to keep and/or exercise options that have vested at the time of termination

E. Additional information
Details of Remuneration: Cash Bonuses and Options
No cash bonuses were paid or have been forfeited in the current year. Last year Mr Geoffrey Kempler received a $50,000 cash bonus. The bonus was in accordance with his employment contract in relation to a successful capital raising in October 2007.

The following table provides the percentage of the available grant of share options that was paid or that vested in the financial year and the percentage that was forfeited.

					Minimum total	Total
				Financial years	value of grant	value of grant
		Vested	Forfeited	in which options	yet to vest	yet to vest
Directors	Year Granted	%	%	may vest	$	$
Mr Geoffrey Kempler	2005 & 2007	-	-	2010	92,724	92,724
Mr Brian Meltzer	2005 & 2007	-	-	2010	27,817	27,817
Dr George Mihaly	2005 & 2007	-	-	2010	27,817	27,817
Mr Peter Marks	2006 & 2007	-	-	2010	12,328	12,328

Key Management Personnel
Ms Dianne Angus	2009	-	-	2010	23,436	23,436

Share based payment as a proportion of remuneration and value of options and warrants at grant date and exercise date.

	A	B	C	D	E
	Remuneration	Value at	Value at	Value at	Total of
Directors	consisting of equity	grant date	exercise date	lapse date	columns B - D
Mr Geoffrey Kempler	42%	894,570	-	-	894,570
Mr Brian Meltzer	49%	268,371	-	-	268,371
Dr George Mihaly	54%	268,371	-	-	268,371
Mr Peter Marks	55%	168,693	-	-	168,693

Key Management Personnel
Mr Richard Revelins	40%	114,348	-	-	114,348
Ms Dianne Angus	4%	35,154	-	-	35,154

A = The percentage of the value of remuneration consisting of options based on the value of the grant date set out in column B.
B = The value at grant date calculated in accordance with AASB 2 Share based payment of options granted during the year as part of remuneration
C = The value at exercise date of options that were granted as part of remuneration and were exercised during the year
D = The value at lapse date of options that were granted as part of remuneration and that lapsed during the year

MEETINGS OF DIRECTORS
The following table sets out the number of Directors’ Meetings (including meetings of committees of Directors) held during the financial year and the number of attended by each meetings Director.

During the financial year 15 Board Meetings, 7 Audit, Risk and Compliance Committee Meetings, 2 Nomination Committee Meetings and 3 Remuneration Committee Meetings were held.

	Board Meetings				Committee Meetings
			Audit, Risk & Compliance
			Committee		Nomination Committee		Remuneration Committee
	Number		Number		Number		Number
	eligible to	Number	eligible to	Number	eligible to	Number	eligible to	Number
	attend	attended	attend	attended	attend	attended	attend	attended
Mr Geoffrey Kempler	15	15	-	-	-	-	-	-
Mr Brian Meltzer	15	14	7	7	2	2	3	3
Dr George Mihaly	15	15	7	7	2	2	3	3
Mr Peter Marks	15	15	7	7	-	-	-	-

INDEMNIFYING DIRECTORS AND OFFICERS
During the financial year the Company maintained an insurance policy to indemnify Directors and Officers against certain liabilities incurred as a Director or Officer, including costs and expenses associated in successfully defending legal proceedings. The contract of insurance prohibits disclosure of the nature of the liability and the amount of the premium. The Company has not otherwise, during or since the financial year, indemnified or agreed to indemnify an Officer or Auditor of the Company or any related body corporate against a liability incurred as such an Officer or Auditor.

SHARE OPTIONS/WARRANTS ON ISSUE AT 30 JUNE 2009
As at 30 June 2009 the unissued ordinary shares of Prana Biotechnology Limited under options/warrants were as follows:

Date of expiry	Exercise price ($)	Number Under option/warrant	Exercise Hurdle
31 July 2009	AUD 0.00	2,200,000	These share options can only be exercised once the share price of the Company reaches AUD$0.80 for 5 consecutive trading days.
30 November 2009	AUD 0.45	4,352,893
30 June 2010	AUD 0.00	2,677,500	These share options can only be exercised once the share price of the Company reaches AUD$1.00 for 5 consecutive trading days.
30 June 2010	AUD 0.50	2,000,000
31 October 2010	AUD 0.00	1,406,981
31 October 2010	AUD 0.37	5,395,112
31 October 2010	AUD 0.30	2,400,000
30 November 2010	AUD 0.43	5,395,112
31 December 2011	AUD 0.00	341,865	These share options can only be exercised once the share price of the Company reaches AUD$0.50 for 5 consecutive trading days.
17 December 2012	USD 0.50	3,800,000	1
7 August 2014	AUD 0.00	1,444,837	These share options can only be exercised once the share price of the Company reaches AUD$0.40 for 5 consecutive trading days.
		31,414,300

[1]
These options/warrants are convertible to ADRs, 1 ADR = 10 ordinary shares. The number under option/warrant represents the ordinary share number. The exercise price represents the exercise price per ordinary share.

SHARES ISSUED AS A RESULT OF THE EXERCISE OF OPTIONS/WARRANTS
During the year ended 30 June 2009, the following ordinary shares of Prana Biotechnology Limited were issued as a result of the exercise of an option. Since 30 June 2009, 180,666 ordinary shares of Prana Biotechnology Limited were issued, at an exercise of $Nil per option, as a result of the exercise of options.

	Amount Paid ($)	Number of Shares
Exercise Date	per share	Issued
23 July 2008	$0.00	80,000
31 July 2008	$0.00	80,000
27 August 2008	$0.00	18,939
15 October 2008	$0.00	50,899
17 November 2008	$0.00	49,803
4 December 2008	$0.29	400,000
3 March 2009	$0.00	136,842
		816,483

There are no amounts unpaid on the shares issued as a result of the exercise of the options in the 2009 financial year. The amount paid per share is the same as the exercise price.

PROCEEDINGS ON BEHALF OF COMPANY
No proceedings have been brought or intervened in on behalf of the Company with leave of the Court under section 237 of the Corporations Act 2001.

NON-AUDIT SERVICES
The Company may decide to employ the auditor on assignments additional to their statutory audit duties where the auditor’s expertise and experience with the Company are important.

During the year ended 30 June 2009 the Company did not engage the external auditor to provide non-audit services.

AUDITOR’S INDEPENDENCE DECLARATION
The lead auditor’s independence declaration as required under section 307C of the Corporations Act 2001 for the year ended 30 June 2009 has been received and can be found on page 22.

Signed in accordance with a resolution of the Directors made pursuant to s298(2) of the Corporations Act 2001.

Director
Mr Geoffrey Kempler
Dated this 23rd day of September 2009

Auditor’s Independence Declaration

As lead auditor for the audit of Prana Biotechnology Limited for the year ended 30 June 2009, I declare that to the best of my knowledge and belief, there have been:

a)	no contraventions of the auditor independence requirements of the Corporations Act 2001 in relation to the audit; and
b)	no contraventions of any applicable code of professional conduct in relation to the audit.

This declaration is in respect of Prana Biotechnology Limited and the entities that it controlled during the period.

Nadia Carlin	Melbourne
Partner	23 September 2009
PricewaterhouseCoopers

		Consolidated Entity		Parent Entity
	Note	2009	2008	2009	2008
		$	$	$	$

Revenue from continuing operations	2	428,193	490,943	428,193	490,943
Other income	2	-	170	-	170
Intellectual property expenses	3	(1,107,534)	(469,428)	(1,107,534)	(469,428)
Auditor and accounting expenses	3	(129,998)	(331,950)	(129,998)	(331,950)
Research and development expenses	3	(2,215,358)	(5,757,168)	(2,215,358)	(5,757,168)
Personnel expenses	3	(3,832,804)	(5,350,189)	(3,832,804)	(5,350,189)
Depreciation expenses	3	(34,190)	(25,349)	(34,190)	(25,349)
Other expenses	3	(978,875)	(975,404)	(976,023)	(974,008)
Travel expenses	3	(195,251)	(146,651)	(195,251)	(146,651)
Public relations and marketing expenses	3	(222,679)	(141,337)	(222,679)	(141,337)
Impairment of inter-company loan	3	-	-	(3,103)	(3,174)
Foreign exchange Gain/(Loss)	3	(6,723)	(402,886)	(6,153)	(403,013)
Gain/(Loss) on fair valuation of financial liabilities	3	772,430	(451,429)	772,430	(451,429)
Loss before income tax		(7,522,789)	(13,560,678)	(7,522,470)	(13,562,583)
Income tax expense	4	-	-	-	-
Loss for the year		(7,522,789)	(13,560,678)	(7,522,470)	(13,562,583)
Loss per share
Basic loss per share (cents per share)	7a	(3.72)	(7.76)
Diluted loss per share (cents per share)	7b	(3.72)	(7.76)

The above income statements should be read in conjunction with the accompanying notes.

		Consolidated Entity		Parent Entity
	Note	2009	2008	2009	2008
		$	$	$	$

ASSETS
CURRENT ASSETS
Cash and cash equivalents	8	4,304,977	11,219,035	4,304,977	11,219,035
Trade and other receivables	9	526	120,641	526	120,641
Other assets	12	185,433	254,325	185,433	254,325
TOTAL CURRENT ASSETS		4,490,936	11,594,001	4,490,936	11,594,001

NON-CURRENT ASSETS
Other financial assets	10	-	-	1,415	1,415
Plant and equipment	11	71,150	69,148	71,150	69,148
Other assets	12	35,164	35,164	35,164	35,164
TOTAL NON-CURRENT ASSETS		106,314	104,312	107,729	105,727
TOTAL ASSETS		4,597,250	11,698,313	4,598,665	11,699,728

LIABILITIES
CURRENT LIABILITIES
Trade and other payables	13	604,142	849,113	602,782	848,072
Other financial liabilities	14	-	772,430	-	772,430
Provisions	15	194,903	121,082	194,903	121,082
TOTAL CURRENT LIABILITIES		799,045	1,742,625	797,685	1,741,584

NON-CURRENT LIABILITIES
Provisions	15	48,389	89,361	48,389	89,361
TOTAL NON-CURRENT LIABILITIES		48,389	89,361	48,389	89,361
TOTAL LIABILITIES		847,434	1,831,986	846,074	1,830,945
NET ASSETS		3,749,816	9,866,327	3,752,591	9,868,783

EQUITY
Issued and unissued capital	16	70,188,989	69,842,303	70,188,989	69,842,303
Reserves	18	7,127,332	6,067,740	7,127,332	6,067,740
Accumulated losses	17	(73,566,505)	(66,043,716)	(73,563,730)	(66,041,260)
TOTAL EQUITY		3,749,816	9,866,327	3,752,591	9,868,783
The above balance sheets should be read in conjunction with the accompanying notes.

			Share Based
		Issued	Payments	Accumulated
	Note	Capital	Reserve	Losses	Total
		$	$	$	$

Consolidated Entity
Balance at 1 July 2007		53,988,412	4,106,821	(52,483,038)	5,612,195
Shares issued, net of costs	16	14,005,650	-	-	14,005,650
Options exercised	16	408,936	(408,936)	-	-
Options issued	18	1,439,305	2,512,988	-	3,952,293
Net (Loss) for the period	17	-	-	(13,560,678)	(13,560,678)
Options forfeited		-	(143,133)	-	(143,133)
Balance at 30 June 2008		69,842,303	6,067,740	(66,043,716)	9,866,327

Shares issued, net of costs	16	128,932	-	-	128,932
Options exercised	16 and 18	217,754	(217,754)	-	-
Options issued	16 and 18	-	1,277,346	-	1,277,346
Net (Loss) for the period	17	-	-	(7,522,789)	(7,522,789)
Balance at 30 June 2009		70,188,989	7,127,332	(73,566,505)	3,749,816

			Share Based
		Issued	Payments	Accumulated
	Note	Capital	Reserve	Losses	Total
		$	$	$	$

Parent Entity
Balance at 1 July 2007		53,988,412	4,106,821	(52,478,677)	5,616,556
Shares issued, net of costs	16	14,005,650	-	-	14,005,650
Options issued	18	1,439,305	2,512,988	-	3,952,293
Options exercised	18	408,936	(408,936)	-	-
Net (Loss) for the period	17	-	-	(13,562,583)	(13,562,583)
Options forfeited		-	(143,133)	-	(143,133)
Balance at 30 June 2008		69,842,303	6,067,740	(66,041,260)	9,868,783

Shares issued, net of costs	16	128,932	-	-	128,932
Options exercised	16 and 18	217,754	(217,754)	-	-
Options issued	16 and 18	-	1,277,346	-	1,277,346
Net (Loss) for the period	17	-	-	(7,522,470)	(7,522,470)
Balance at 30 June 2009		70,188,989	7,127,332	(73,563,730)	3,752,591

The above statements of changes in equity should be read in conjunction with the accompany notes.

		Consolidated Entity		Parent Entity
	Note	2009	2008	2009	2008
		$	$	$	$

CASH FLOWS FROM OPERATING ACTIVITIES
Payments to suppliers and employees		(7,511,372)	(9,766,851)	(7,508,269)	(9,763,677)
Interest received		517,198	375,461	517,198	375,461
NET CASH OUTFLOW FROM OPERATING ACTIVITIES	22a	(6,994,174)	(9,391,390)	(6,991,071)	(9,388,216)

CASH FLOWS FROM INVESTING ACTIVITIES
Payments for purchases of plant and equipment		(36,192)	(46,606)	(36,192)	(46,606)
Loans to other entities		-	-	(3,103)	(3,174)
Payment for rental security deposits		-	(35,164)	-	(35,164)
NET CASH OUTFLOW FROM INVESTING ACTIVITIES		(36,192)	(81,770)	(39,295)	(84,944)

CASH FLOWS FROM FINANCING ACTIVITIES
Proceeds from issues of securities		114,000	14,297,620	114,000	14,297,620
Costs of Issuing Equity		(13,193)	(580,372)	(13,193)	(580,372)
NET CASH INFLOW FROM FINANCING ACTIVITIES		100,807	13,717,248	100,807	13,717,248

NET INCREASE/(DECREASE) IN CASH AND CASH EQUIVALENTS		(6,929,559)	4,244,088	(6,929,559)	4,244,088
Cash and cash equivalents at the beginning of the year		11,219,035	7,409,256	11,219,035	7,409,256
Effects of exchange rate changes on cash
and cash equivalents		15,501	(434,309)	15,501	(434,309)
CASH AND CASH EQUIVALENTS AT THE END OF THE YEAR	8	4,304,977	11,219,035	4,304,977	11,219,035

The above cash flow statements should be read in conjunction with the accompanying notes.

NOTE 1 STATEMENT OF SIGNIFICANT ACCOUNTING POLICIES

The financial report of Prana Biotechnology Limited for the year ended 30 June 2009 was authorised for issue in accordance with a resolution of the Directors on 23 September 2009.

The principle accounting policies adopted in the preparation of the financial report are set out below. The financial report includes separate financial statements for Prana Biotechnology Limited (“the Company”) as an individual entity and the consolidated entity consisting of Prana Biotechnology Limited and its subsidiaries (“the consolidated entity” or “the Group”).

STATEMENT OF COMPLIANCE
The financial report is a general purpose financial report which has been prepared in accordance with the Corporations Act 2001, Australian Accounting Standards, other authoritative pronouncements from the Australian Accounting Standards Board and Urgent Issues Group Interpretation. The financial report of Prana Biotechnology Limited also complies with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (IASB).

BASIS OF PREPARATION
These financial statements have been prepared under the historical cost convention, as modified by the revaluation of financial liabilities at fair value through profit or losss.

Accounting policies are selected and applied in a manner which ensures that the resulting financial information satisfies the concepts of relevance and reliability, thereby ensuring that the substance of the underlying transactions or other events is reported.

The accounting policies set out below have been applied in preparing the financial statements for the year ended 30 June 2009 and the comparative information presented in these financial statements for the year ended 30 June 2008.

CRITICAL ACCOUNTING ESTIMATES AND JUDGEMENTS
(a)	Critical accounting estimates and assumptions
Estimates and judgements are continually evaluated and are based on historical experience and other factors, including expectations of future events that may have a financial impact on the entity and that are believed to be reasonable under the circumstances.

The Group makes estimates and assumptions concerning the future. The resulting accounting estimates will, by definition, seldom equal the related actual results. The estimates and assumptions that have a significant risk of causing a material adjustment to the carrying amounts of assets and liabilities within the next financial year are discussed below.

(b)	Critical judgements in applying the entity’s accounting policies
Use of volatility period in valuing warrant liabilities.
Warrants and options over American Depository Receipts (“ADRs”) recorded as financial liabilities under AASB 132 (see note 14) are measured at fair value using a Black-Scholes valuation model. At each reporting date the options and warrants are recorded at fair value with the corresponding difference being recorded in the income statement as a gain or loss.

The warrants expired without being exercised on 4 June 2009.

In using the Black-Scholes model to fair value these options and warrants for financial year 2008, the Group has utilised a 2 year historical ADR price when calculating the volatility of the underlying ADRs. It is the judgement of the group that a 2 year period provides the most appropriate history of ADR price over which a reasonable volatility input can be calculated.

Going Concern Basis
The consolidated entity is a development stage medical biotechnology company and as such expects to be utilising cash until its research activities have become marketable. As at 30 June 2009, the consolidated entity incurred an operating loss of A$7,522,789 (2008 loss: A$13,560,678). As at year end, the consolidated entity’s net assets stood at A$3,749,816 (2008: A$9,866,327). The consolidated entity’s cash position has decreased to A$4,304,977 from A$11,219,035 at 30 June 2008.

The Directors beieve the going concern basis of preparation is appropriate.

Subsequent to year end the consolidated entity was successful in raising $6 million of additional funding (refer to details in Note 24). This funding will enable the consolidated entity to continue to pursue the current business objectives. Notwithstanding, the Company has the ability to scale down its operations and continue certain programs including research and discovery programs in Parkinson’s Disease and vaccine program in Alzheimer’s Disease, should the need arise.

NOTE 1 STATEMENT OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

ACCOUNTING POLICIES
(a)	Principles of Consolidation
The consolidated financial statements are prepared by combining the financial statements of all the entities that comprise the consolidated entity, being the Company (“the parent entity”) and its subsidiaries as defined in Accounting Standard AASB 127 ‘Consolidated and Separate Financial Statements’. Consistent accounting policies are employed in the preparation and presentation of the consolidated financial statements.

Subsidiaries are all those entities (including special purpose entities) over which the Group has the power to govern the financial and operating policies, generally accompanying a shareholder of more than one-half of the voting rights. The existence and effect of potential voting rights that are currently exercisable or convertible are considered when assessing whether the Group controls another enity.

Subsidiaries are fully consolidated from the date on which control is transferred to the Group. They are de-consolidated from the date that control ceases.

In preparing the consolidated financial statements, all intercompany balances and transactions, and unrealised profits/losses arising within the consolidated entity are eliminated in full. Investments in subsidiaries are accounted for at cost in the individual financial statements of Prana Biotechnology Limited.

(b)	Income Tax
Current tax
Current tax is calculated by reference to the amount of income taxes payable or recoverable in respect of the taxable profit or loss for the period. It is calculated using tax rates and tax laws that have been enacted or substantively enacted by reporting date. Current tax for current and prior periods is recognised as a liability (or asset) to the extent that it is unpaid (or refundable).

Deferred tax
Deferred tax is accounted for using the comprehensive balance sheet liability method in respect of temporary differences arising from differences between the carrying amount of assets and liabilities in the financial statements and the corresponding tax base of those items.

In principle, deferred tax liabilities are recognised for all taxable temporary differences. Deferred tax assets are recognised to the extent that it is probable that sufficient taxable amounts will be available against which deductible temporary differences or unused tax losses and tax offsets can be utilised. However, deferred tax assets and liabilities are not recognised if the temporary differences giving rise to them arise from the initial recognition of assets and liabilities (other than as a result of a business combination) which affects neither taxable income nor accounting profit or loss.

Deferred tax liabilities are recognised for taxable temporary differences arising on investments in subsidiaries except where the consolidated entity is able to control the reversal of the temporary differences and it is probable that the temporary differences will not reverse in the foreseeable future. Deferred tax assets arising from deductible temporary differences associated with these investments are only recognised to the extent that it is probable that there will be sufficient taxable profits against which to utilise the benefits of the temporary differences and they are expected to reverse in the foreseeable future.

Deferred tax assets and liabilities are measured at the tax rates that are expected to apply to the period(s) when the asset and liability giving rise to them are realised or settled, based on tax rates (and tax laws) that have been enacted or substantively enacted by reporting date. The measurement of deferred tax liabilities and assets reflects the tax consequences that would follow from the manner in which the consolidated entity expects, at the reporting date, to recover or settle the carrying amount of its assets and liabilities.

Deferred tax assets and liabilities are offset when they relate to income taxes levied by the same taxation authority and the Company/consolidated entity intends to settle its current tax assets and liabilities on a net basis.

Current and deferred tax for the period
Current and deferred tax is recognised as an expense or income in the Income Statement, except when it relates to items credited or debited directly to equity, in which case the deferred tax is also recognised directly in equity, or where it arises from the initial accounting for a business combination, in which case it is taken into account in the determination of goodwill.

The consolidated entity has significant unused tax losses and as such a significant deferred tax asset; however, the deferred tax asset has not been recognised, as it is not probable that future taxable profit will be available which the unused losses and unused tax credits can be utilised, given the nature of the consolidated entity’s business (research and development) and its history of losses.

(c)	Plant and Equipment
Plant and equipment is measured at historical cost less accumulated depreciation and impairment.

Historical cost includes expenditure that is directly attributable to the acquisition of the item.

Subsequent costs are included in the asset’s carrying amount or recognised as a separate asset, as appropriate, only when it is probable that future economic benefits associated with the item will flow to the Group and the cost of the item can be measured reliably. The carrying amount of any component accounted for as a separate asset is derecognised when replaced. All other repairs and maintenance are charged to the income statement during the reporting period in which they are incurred.

NOTE 1 STATEMENT OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

(c)	Plant and Equipment (continued)
Depreciation
Depreciation is provided on plant and equipment. Depreciation is calculated on a straight-line method to allocate their cost, net of their residual values, over their estimated useful lives.

The following estimated useful lives are used in the calculation of depreciation:

Class of Fixed Asset	Depreciation Rate
Furniture & fittings	5-33%
Computer equipment	33%
Plant & equipment	10-33%
Leasehold improvements	33%

Leasehold improvements are depreciated over the shorter of the lease term and useful life.

The depreciation method, residual values and useful lives are reviewed, and adjusted if appropriate, at each annual reporting period.

(d)	Leases
Leases in which a significant proportion of the risks and rewards of ownership are not transferred to the Group as leasee are classified as operating leases.

Operating lease payments are recognised as an expense on a straight-line basis over the lease term, except where another systematic basis is more representative of the time pattern in which economic benefits from the leased assets are consumed.

(e)	Financial Instruments Loans and receivables
Loans and receivables are non-derivative financial assets with fixed or determinable payments that are not quoted in an active market. They are included in current assets, except for those with maturities greater than 12 months after the reporting date which are classified as non-current assets. Loans and receivables are included in trade and other receivables in the balance sheet.

Warrants and Options
Under AASB 132: Financial Instruments: Disclosure and Presentation (‘AASB 132’), options and warrants issued for other than goods and services that are exercisable in a currency other than the functional currency of the Company and meet the definition of a liability are recorded as financial liabilities rather than equity. Refer to accounting policy (p) share-base payments for the accounting policy for warrants and options issued as share-based payments for goods or services.

Warrants and options recorded as financial liabilities under AASB 132 are valued at fair value using the Black-Scholes model. The expected life used in the model has been adjusted, based on management’s best estimate, for the effects of non-transferability, exercise restrictions, and behavioural considerations. At each reporting date, the options and warrants are revalued to their current fair value, with the difference in fair value recorded in the Income Statement.

(f)	Impairment of Assets
At each reporting date, the consolidated entity reviews the carrying amounts of its tangible and intangible assets to determine whether there is any indication that those assets have been impaired. If any such indication exists, the recoverable amount of the asset is estimated to determine the extent of the impairment loss (if any).

Where the asset does not generate cash flows that are independent from other assets, the consolidated entity estimates the recoverable amount of the cash-generating unit to which the asset belongs.

Intangible assets not yet available for use are tested for impairment annually and whenever there is an indication that the asset may be impaired.

Recoverable amount is the higher of fair value less costs to sell and value in use. In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset for which the estimates of future cash flows have not been adjusted.

If the recoverable amount of an asset (or cash-generating unit) is estimated to be less than its carrying amount, the carrying amount of the asset (or cash-generating unit) is reduced to its recoverable amount. An impairment loss is recognised in the income statement immediately.

Where an impairment loss subsequently reverses, the carrying amount of the asset (or cash-generating unit) is increased to the revised estimate of its recoverable amount, but only to the extent that the increased carrying amount does not exceed the carrying amount that would have been determined had no impairment loss been recognised for the asset (or cash-generating unit) in prior years. A reversal of an impairment loss is recognised in the income statement immediately.

NOTE 1 STATEMENT OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

(g)	Intangible assets
Research and development
Expenditure during the research phase of a project is recognised as an expense when incurred. Where no internally generated intangible assets can be recognised, development expenditure is recognised as an expense in the period as incurred. Development costs are capitalised if and only if, all of the following are demonstrated:

•	the technical feasibility of completing the intangible asset so that it will be available for use or sale;

•	the intention to complete the intangible asset and use or sell it;

•	the ability to use or sell the intangible asset;

•	how the intangible asset will generate probable future economic benefits;

•	the availability of adequate technical, financial and other resources to complete the development and to use or sell the intangible asset; and

•	the ability to measure reliably the expenditure attributable to the intangible asset during its development.

Internally-generated intangible assets, capitalised development costs, are stated at cost less accumulated amortisation and impairment, and are amortised on a straight-line basis over their useful lives.

(h)	Foreign Currency Transactions and Balances
Functional and Presentation Currency

Items included in the financial statements of each of the Group’s entities are measured using the currency of the primary economic environment in which the entity operates (‘the functional currency’). The consolidated financial statements are presented in Australian dollars, which is Prana Biotechnology Limited’s functional and presentation currency.

Foreign currency transactions

All foreign currency transactions during the financial year are brought to account using the exchange rate in effect at the date of the transaction (spot rates). Foreign currency monetary items at reporting date are translated at the exchange rate existing at reporting date. Non-monetary assets and liabilities carried at fair value that are denominated in foreign currencies are translated at the rates prevailing at the date when the fair value was determined.

Exchange differences are recognised in the income statement in the period in which they arise except for exchange difference on monetary items receivable from or payable to a foreign operation for which settlement is neither planned or likely to occur, which form part of the net investment in a foreign operation, are recognised in the foreign currency translation reserve and recognised in profit or loss on disposal of the net investment.

Group companies

The results and financial position of all the Group entities that have a functional currency different from the presentation currency are translated into the presentation currency as follows:

•	assets and liabilities for each balance sheet presented are translated at the closing rate at the date of that balance sheet,

•
income and expenses for each income statement are translated at average exchange rates (unless this is not a reasonable approximation of the cumulative effect of the rates prevailing on the transaction dates, in which case income and expenses are translated at the dates of the transactions), and

•	all resulting exchange differences are recognised as a separate component of equity.

On consolidation, the assets and liabilities of the consolidated entity’s overseas operations are translated at exchange rates prevailing at the reporting date. Income and expense items are translated at the average exchange rates for the period unless exchange rates fluctuate significantly. Exchange differences arising, if any, are recognised in the foreign currency translation reserve, and recognised in profit or loss on disposal of the foreign operation.

(i)	Employee Benefits
Provision is made for the Company’s liability for employee benefits arising from services rendered by employees to balance date. Employee benefits that are expected to be settled within one year have been measured at the amounts expected to be paid when the liability is settled, plus related on-costs.

Employee benefits payable later than one year have been measured at the present value of the estimated future cash outflows to be made for those benefits.

Consideration is given to expected future wage and salary levels and periods of service. Expected future payments are discounted using market yields at the reporting date on national government bonds with terms to maturity and currency that match, as closely as possible, the estimated future cash outflows.

NOTE 1 STATEMENT OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

(j)	Provisions
Provisions are recognised when the Group has a legal or constructive obligation, as a result of past events, for which it is probable that an outflow of economic benefits will result and that outflow can be reliably measured.

The amount recognised as a provision is the best estimate of the consideration required to settle the present obligation at reporting date, taking into account the risks and uncertainties surrounding the obligation. Where a provision is measured using the cash flows estimated to settle the present obligation, its carrying amount is the present value of those cash flows.

When some or all of the economic benefits required to settle a provision are expected to be recovered from a third party, the receivable is recognised as an asset if it is virtually certain that recovery will be received and the amount of the receivable can be measured reliably.

(k)	Cash and Cash Equivalents
Cash and cash equivalents include cash on hand, deposits held at call with banks, other short-term highly liquid investments with original maturities of three months or less.

(l)	Revenue
Revenue is recognised to the extent that it is probable that the economic benefits will flow to the entity and the revenue can be reliably measured. Revenue is made up of interest income which is recognised on a time proportion basis using the effective interest method.

(m)	Other Income
Other income is recognised to the extent that it is probable that the economic benefits will flow to the entity and the income can be reliably measured.

(n)	Goods and Services Tax (“GST”)
Revenues, expenses and assets are recognised net of the amount of GST, except where the amount of GST incurred is not recoverable from the taxation authority. In these circumstances the GST is recognised as part of the cost of acquisition of the asset or as part of an item of expense. Receivables and payables in the Balance Sheet are shown inclusive of GST.

The net amount of GST recoverable from, or payable to, the taxation authority is included as part of receivables or payables.

Cash flows are included in the Cash Flow Statement on a gross basis. The GST component of cash flows arising from investing and financing activities which is recoverable from, or payable to, the taxation authority is classified as operating cash flows.

(o)	Trade and Other Payables
These amounts represent liabilities for goods and services provided to the Group prior to the end of financial year which are unpaid. The amounts are unsecured and are usually paid within 30 days of recognition.

(p)	Share-Based Payments
Equity-based compensation benefits are provided to directors, employees and consultants via the 2004 Australian Employee, Directors and Consultants Share and Option Plan & the 2004 US Employee, Directors and Consultants Share and Option Plan. Information relating to this plan is set out in note 23.

The fair value of options granted under the 2004 Australian & US Employee, Directors and Consultants Share and Option Plan is recognised as an expense with a corresponding increase in equity. The fair value is measured at grant date and recognised over the period during which the receipients become unconditionally entitled to the options.

The fair value at grant date is independently determined using a Black-Scholes (for options without market condition) and Barrier Pricing (for options with market conditions) model that takes into account the exercise price, the term of the option, the impact of dilution, the share price at grant date and expected price volatility of the underlying share, the expected dividend yield and the risk free interest rate for the term of the option. The expected life used in the model has been adjusted, based on management’s best estimate, for the effects of non-transferability, exercise restrictions, and behavioural considerations.

The fair value determined at the grant date of the equity-settled share-based payments is expensed on a straight-line basis over the vesting period, based on the consolidated entity’s estimate of shares that will eventually vest.

NOTE 1 STATEMENT OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

(q)	Loss Per Share
Basic loss per share is determined by dividing the net loss after income tax expense by the weighted average number of ordinary shares outstanding during the financial period. For all periods presented, diluted loss per share is equivalent to basic loss per share as the potentially dilutive securities are excluded from the computation of diluted loss per share because the effect is anti-dilutive.

(r)	Share Capital
Ordinary share capital is recognised as the fair value of the consideration received by the Company. Any transaction costs arising on the issue of ordinary shares are recognised directly in equity as a reduction of the share proceeds received.

(s)	Trade receivables
Trade receivables are recognised initially at fair value and subsequently measured at amortised cost using the effective interest rate method less provision for impairment.

(t)	Comparative figures
When required by Accounting Standards, comparative figures have been adjusted to conform with changes in presentation for the current financial year.

(u)	New accounting standards and interpretations
The following Australian Accounting Standards and Interpretations have recently been issued or amended but are not yet effective and therefore have not been adopted by the Company for the annual reporting period ended 30 June 2009.

AASB 8 and AASB 2007-3
Operating Segments and consequential amendments to other Australian Accounting Standards (Application date of standard 1 January 2009 & Application date for Company 1 July 2009).

New standard replacing AASB 114 Segment Reporting, which adopts a management reporting approach to segment reporting. AASB 8 is a disclosure standard and as such this interpretation is not expected to have any impact on the amounts included in the Company’s financial statements. However, the amendments will have an impact on the Company’s segment disclosures as the Company anticipates it will separately disclose the various research and development projects from the operating costs of the organisation.

AASB 123 (Revised) and AASB 2007-6
Borrowing Costs and consequential amendments to other Australian Accounting Standards (Application date of standard 1 January 2009 & Application date for Company 1 July 2009).

The amendments to AASB 123 require that all borrowing costs associated with a qualifying asset be capitalised. These amendments to AASB 123 require that all borrowing costs associated with a qualifying asset be capitalised. The Company has no borrowing costs associated with qualifying assets and as such the amendments are not expected to have any impact on the Company’s financial report.

AASB 101 (Revised) and AASB 2007-8
Presentation of Financial Statements and consequential amendments to other Australian Accounting Standards (Application date of standard 1 January 2009 & Application date for Company 1 July 2009).

Introduces a Statement of Comprehensive Income. Other revisions include impacts on the presentation of items in the Statement of Changes in Equity, new presentation requirements for restatements or reclassifications of items in the financial statements, changes in the presentation requirements for dividends and changes to the titles of the financial statements. These amendments are only expected to affect the presentation of the Company’s financial report and will not have a direct impact on the measurement and recognition of amounts disclosed in the financial report. The Company anticipates that will present a single Statement of Comprehensive Income rather than two separate statements due to the minimum number of items expected to be classified as Other Comprehensive Income.

AASB 2008-1
Amendments to Australian Accounting Standard – Share-based Payments: Vesting Conditions and Cancellations (Application date of standard 1 January 2009 & Application date for Company 1 July 2009).

The amendments clarify the definition of ‘vesting conditions’, introducing the term ‘non-vesting conditions’ for conditions other than vesting conditions as specifically defined and prescribe the accounting treatment of an award that is effectively cancelled because a non-vesting condition is not satisfied. The Company has share-based payment arrangements with vesting conditions as defined under this standard, therefore these amendments are not expected to have any impact on the Company’s financial report.

AASB 2008-2
Amendments to Australian Accounting Standards – Puttable Financial Instruments and Obligations arising on Liquidation (Application date of standard 1 January 2009 & Application date for Company 1 July 2009).

The amendments provide a limited exception to the definition of a liability so as to allow an entity that issues puttable financial instruments with certain specified features, to classify those instruments as equity rather than financial liabilities. These amendments are not expected to have any impact on the Company’s financial report as the Company does not have on issue puttable financial instruments as defined by the amendments.

NOTE 1 STATEMENT OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

(u)	New accounting standards and interpretations (continued)
AASB 3 (Revised)
Business Combinations (Application date of standard 1 July 2009 & Application date for Company 1 July 2009).

The revised standard introduces a number of changes to the accounting for business combinations, the most significant of which allows entities a choice for each business combination entered into – to measure a non-controlling interest (formerly a minority interest) in the acquiree either at its fair value or at its proportionate interest in the acquiree’s net assets. This choice will effectively result in recognising goodwill relating to 100% of the business (applying the fair value option) or recognising goodwill relating to the percentage interest acquired. The changes apply prospectively. These amendments are only expected to affect the presentation of the Company’s financial report and will not have a direct impact on the measurement and recognition of amounts disclosed in the financial report. These amendments are not expected to have any impact on the Company’s financial report as the Company does not have any business combinations.

AASB 127 (Revised)
Consolidated and Separate Financial Statements (Application date of standard 1 July 2009 & Application date for Company 1 July 2009).

Under the revised standard, a change in the ownership interest of a subsidiary (that does not result in loss of control) will be accounted for as an equity transaction. The Company has two inactive subsidiaries and therefore it is not expected to be impacted by this standard change.

AASB 2008-3
Amendments to Australian Accounting Standards arising from AASB 3 and AASB 127 (Application date of standard 1 July 2009 & Application date for Company 1 July 2009).

Amending standard issued as a consequence of revisions to AASB 3 and AASB 127. Refer to AASB 3 (Revised) and AASB 127 (Revised) above.

AASB 2008-7
Amendments to Australian Accounting Standards

Cost of an Investment in a Subsidiary, Jointly Controlled Entity or Associate (Application date of standard 1 January 2009 & Application date for Company 1 July 2009).

AASB 127 has been amended to effectively allow the cost of an investment in a subsidiary, in limited reorganisations, to be based on the previous carrying amount of the subsidiary (that is, share of equity) rather than its fair value. The Company has two inactive subsidiaries and does not have any jointly controlled entities or associates and therefore is not expected to be impacted by this standard change.

AASB 2008-5
Amendments to Australian Accounting Standards arising from the Annual Improvements Project (Application date of standard 1 January 2009, Application date for Company 1 July 2009).

AASB 2008-6
Further Amendments to Australian Accounting Standards arising from the Annual Improvements Project (Application date of standard 1 July 2009, Application date for Company 1 July 2009).

The improvements project is an annual project that provides a mechanism for making non-urgent, but necessary, amendments to IFRSs. The IASB has separated the amendments into two parts: Part 1 deals with changes the IASB identified resulting in accounting changes; Part II deals with either terminology or editorial amendments that the IASB believes will have minimal impact. These amendments are not expected to have an impact on the Company’s financial report.

AASB Interpretation 15
Agreements for the Construction of Real Estate (Application date of standard 1 January 2009 & Application date for Company 1 July 2009).

This interpretation proposes that when the real estate developer is providing construction services to the buyer’s specifications, revenue can be recorded only as construction progresses. Otherwise, revenue should be recognised on completion of the relevant real estate unit. The Company does not enter into agreements to provide construction services to the buyer’s specifications and as such this interpretation is not expected to have any impact on the Company’s financial report.

AASB Interpretation 16
Hedges of a Net Investment in a Foreign Operation (Application date of standard 1 October 2008 & Application date for Company 1 July 2009).

This interpretation proposes that the hedged risk in a hedge of a net investment in a foreign operation is the foreign currency risk arising between the functional currency of the net investment and the functional currency of any parent entity. This also applies to foreign operations in the form of joint ventures, associates or branches. The Company does not have any subsidiaries and therefore is not expected to be impacted by this standard change.

	Consolidated Entity		Parent Entity
	2009	2008	2009	2008
	$	$	$	$

NOTE 2 REVENUE AND OTHER INCOME
From continuing operations
Other revenue
- Interest	428,193	490,943	428,193	490,943
Total other revenue	428,193	490,943	428,193	490,943
Other income
- Other	-	170	-	170
Total other income	-	170	-	170

		Consolidated Entity		Parent Entity
	Note	2009	2008	2009	2008
		$	$	$	$

NOTE 3 LOSS FOR THE YEAR
Loss before income tax has been determined after:
Expenses
Intellectual property expenses		1,107,534	469,428	1,107,534	469,428
Auditor and accounting expenses		129,998	331,950	129,998	331,950
Research and development expenses		2,215,358	5,757,168	2,215,358	5,757,168
Personnel expenses
- Employee expenses		1,359,887	1,317,782	1,359,887	1,317,782
- Equity payments to employees		169,043	329,588	169,043	329,588
- Consultant and director expenses		1,022,227	1,398,849	1,022,227	1,398,849
- Equity payments to consultants and directors		1,136,428	2,152,234	1,136,428	2,152,234
- Defined contribution superannuation expenses		145,219	151,736	145,219	151,736
Total Personnel expenses		3,832,804	5,350,189	3,832,804	5,350,189

Depreciation expenses		34,190	25,349	34,190	25,349

Other expenses
- Corporate compliance		299,250	218,435	296,854	217,374
- Office expenses		444,579	455,010	444,123	454,675
- Computer expenses		23,178	34,794	23,178	34,794
- Insurance		77,166	130,175	77,166	130,175
- Office rental under operating lease		134,702	136,990	134,702	136,990
Total Other expenses		978,875	975,404	976,023	974,008

Travel expenses		195,251	146,651	195,251	146,651
Public relations and marketing expenses		222,679	141,337	222,679	141,337
Impairment of inter-company loan		-	-	3,103	3,174
Foreign exchange Gain/(Loss)		6,723	402,886	6,153	403,013
Gain/(Loss) on fair valuation of financial liabilities	14	(772,430)	451,429	(772,430)	451,429
Total expenses		7,950,982	14,051,791	7,950,663	14,053,696

	Consolidated Entity		Parent Entity
	2009	2008	2009	2008
	$	$	$	$

NOTE 4 INCOME TAX EXPENSE
(a) Income tax expense
No income tax expense has arisen in the current or prior years from either current or deferred taxation. The 30 June 2008 tax disclosure has been adjusted to reflect the tax returns lodged.
(b) Numerical reconcillation of income tax expense
to prima facie tax payable
Loss from continuing operations before income tax expense	(7,522,789)	(13,560,678)	(7,522,470)	(13,562,583)
Tax at the Australian rate of 30%	(2,256,837)	(4,068,203)	(2,256,741)	(4,068,775)
Effect of overseas tax rates	48	(286)	-	-
	(2,256,789)	(4,068,489)	(2,256,741)	(4,068,775)
Tax effects of amounts which are not deductible (taxable)
in calculating taxable income
- entertainment	1,675	1,542	1,675	1,542
- other non deductible expenses	26	(1,426)	26	(1,426)
- share based payments	391,641	744,547	391,641	744,547
- research and development tax concession	(258,131)	(552,400)	(258,131)	(552,400)
- gain/(loss) on fair valuation of financial liabilities	(231,729)	135,429	(231,729)	135,429
	(2,353,307)	(3,740,797)	(2,353,259)	(3,741,083)
Adjustments for current tax of prior periods	13,806	-	13,806	-
	(2,339,501)	(3,740,797)	(2,339,453)	(3,741,083)
Future tax benefits not recognised as an asset	2,339,501	3,740,797	2,339,453	3,741,083
Income tax expense	-	-	-	-
(c) Amounts recognised directly in equity
No current or deferred tax amounts have been recognised
in equity in the current or prior year.
(d) Tax losses
Unused tax losses for which no deferred tax asset has been recognised	96,032,485	87,987,589	96,032,485	87,987,589
Potential tax benefit at 30%	28,809,746	26,396,277	28,809,746	26,396,277
(e) Unrecognised temporary differences
Temporary differences for which no deferred tax asset has been recognised as recovery is not probable	246,714	1,242,278	246,714	1,242,278
- section 40-880 deductions	324,849	889,199	324,849	889,199
- accruals and provisions	(410,020)	(50,164)	(410,020)	(50,164)
- sundry items	331,885	403,243	331,885	403,243
Unrecognised deferred tax relating to the temporary differences	74,014	372,683	74,014	372,683

Potential future income tax benefits attributable to tax losses carried forward have not been brought to account at 30 June 2009 because the Directors do not believe that it is appropriate to regard realisation of the future income tax benefit as probable. Realisation of the benefit of tax losses would be subject to the Group satisfying the conditions for deductibility imposed by tax legislation and no subsequent changes in tax legislation adversely impacting the Group. The Group has made no assessment as to the satisfaction of deductibility conditions at 30 June 2009. Similarly, future benefits attributable to net temporary differences have not been brought to account as the Directors do not regard the realisation of such benefits as probable.

NOTE 5 KEY MANAGEMENT PERSONNEL COMPENSATION

(a)	Directors
The following persons were Directors of Prana Biotechnology Limited during the financial year:

Name	Position
Mr Geoffrey Kempler	Executive Chairman and Chief Executive Officer
Mr Brian Meltzer	Non-Executive Independent Director
Dr George Mihaly	Non-Executive Independent Director
Mr Peter Marks	Non-Executive Independent Director

(b)	Other Key Management Personnel
The following persons also had authority and responsibility for planning, directing and controlling the activities of the consolidated entity, directly or indirectly during the financial year:

Name	Position
Mr Richard Revelins	Company Secretary and Chief Financial Officer
Ms Dianne Angus	Chief Operating Officer

(c)	Key Management Personnel Compensation
The aggregate compensation made to Key Management Personnel of the Company and the consolidated entity is set out below:

	Consolidated Entity		Parent Entity
	2009	2008	2009	2008
	$	$	$	$
Short-term employee benefits	835,967	1,003,207	835,967	1,003,207
Post-employment benefits	62,488	68,601	62,488	68,601
Long-term benefits	-	-	-	-
Termination benefits	-	-	-	-
Share-based payments	497,321	1,801,932	497,321	1,801,932
	1,395,776	2,873,740	1,395,776	2,873,740

Additional disclosures required per AASB 124 can be found in sections A to E of the Remuneration Report.

NOTE 5 KEY MANAGEMENT PERSONNEL COMPENSATION (CONTINUED)

(d)	Options and Rights Holdings
The number of options over ordinary shares in the Company held during the financial year by each Director of Prana Biotechnology Limited and other Key Management Personnel of the consolidated entity, including their personally related parties, are set out below:

	Balance	Granted as	Options	Net Change	Balance at	Vested and	Unvested
	at start of	Compensation	Exercised	Other*	end of	exercisable
	the year				the year
2009	No.	No.	No.	No.	No.	No.	No.
Directors
Mr Geoffrey Kempler	3,000,000	-	-	-	3,000,000	1,000,000	2,000,000
Mr Brian Meltzer	950,000	-	-	-	950,000	350,000	600,000
Dr George Mihaly	950,000	-	-	-	950,000	350,000	600,000
Mr Peter Marks	950,000	-	-	-	950,000	350,000	600,000
Other Key Management
Personnel
Mr Richard Revelins	650,000	-	-	-	650,000	350,000	300,000
Ms Dianne Angus	1,500,000	194,837	-	-	1,694,837	1,500,000	194,837
	8,000,000	194,837	-	-	8,194,837	3,900,000	4,294,837

	Balance	Granted as	Options	Net Change	Balance at	Vested and	Unvested
	at start of	Compensation	Exercised	Other*	end of	exercisable
	the year				the year
2008	No.	No.	No.	No.	No.	No.	No.
Directors
Mr Geoffrey Kempler	2,000,000	1,000,000	-	-	3,000,000	1,000,000	2,000,000
Mr Colin Masters	2,000,000	-	-	(2,000,000)	-	-	-
Mr Brian Meltzer	600,000	350,000	-	-	950,000	350,000	600,000
Dr George Mihaly	600,000	350,000	-	-	950,000	350,000	600,000
Mr Peter Marks	600,000	350,000	-	-	950,000	350,000	600,000
Other Key Management
Personnel
Mr Richard Revelins	800,000	350,000	-	(500,000)	650,000	350,000	300,000
Ms Dianne Angus	1,250,000	500,000	(250,000)	-	1,500,000	1,500,000	-
	7,850,000	2,900,000	(250,000)	(2,500,000)	8,000,000	3,900,000	4,100,000

All vested options are exercisable at the end of the year.

* Net change other refers to options forfeited or expired during the financial year.

NOTE 5 KEY MANAGEMENT PERSONNEL COMPENSATION (CONTINUED)

(e)	Shareholdings
The number of shares in the Company held during the financial year by each Director of Prana Biotechnology Limited and other Key Management Personnel other than for remuneration, including their personally related parties, are set out below:

	Balance				Balance
	at the start	Received as	Options	Net Change	at the end
	of the year	Compensation	Exercised	Other*	of the year
2009	No.	No.	No.	No.	No.

Directors
Mr Geoffrey Kempler	17,055,000	-	-	-	17,055,000
Mr Brian Meltzer	326,666	-	-	-	326,666
Dr George Mihaly	226,666	-	-	-	226,666
Mr Peter Marks	43,111	-	-	-	43,111

Other Key Management Personnel
Mr Richard Revelins	20,308	-	-	-	20,308
Ms Dianne Angus	250,000	-	-	-	250,000
	17,921,751	-	-	-	17,921,751

	Balance				Balance
	at the start	Received as	Options	Net Change	at the end
	of the year	Compensation	Exercised	Other*	of the year
2008	No.	No.	No.	No.	No.

Directors
Mr Geoffrey Kempler	17,055,000	-	-	-	17,055,000
Prof. Colin Masters	184,666	-	-	(98,333)	86,333
Mr Brian Meltzer	326,666	-	-	-	326,666
Dr George Mihaly	226,666	-	-	-	226,666
Mr Peter Marks	43,111	-	-	-	43,111

Other Key Management Personnel
Mr Richard Revelins	20,308	-	-	-	20,308
Ms Dianne Angus	-	-	250,000	-	250,000
	17,856,417	-	250,000	(98,333)	18,008,084
* Net change other refers to shares purchased or sold during the financial year.

(f)	Loans to Key Management Personnel
There were no loans made to the Directors or other Key Management Personnel, including their personally related parties.

(g)	Other transactions with Key Management Personnel
There were no further transactions with Key Management Personnel not disclosed above.

	Consolidated Entity		Parent Entity
	2009	2008	2009	2008
	$	$	$	$

NOTE 6 AUDITORS’ REMUNERATION
(a) Audit services
PricewaterhouseCoopers Australian Firm
Audit and review of financial reports
- current year	120,951	219,920	120,951	219,920
Total remuneration for audit services	120,951	219,920	120,951	219,920
No non-audit services have been provided by PricewaterhouseCoopers during the 2009 financial year.
(b) Other audit services
Deloitte Touche Tohmatsu
Audit and review of SEC reporting	9,267	71,773	9,267	71,773
Total remuneration for other audit services	9,267	71,773	9,267	71,773

Deloitte Touche Tohmatsu served as our principal independent registered public audit firm until 30 November, 2006. The fees billed by Deloitte Touche Tohmatsu, as well as the other member firms of Deloitte Touche Tohmatsu and their respective affiliates are for audit-related services in connection with SEC reviews.

NOTE 7 LOSS PER SHARE

	2009	2008
	cents	cents
(a) Basic loss per share	(3.72)	(7.76)
(b) Diluted loss per share	(3.72)	(7.76)

(c) Reconciliation of earnings to loss	$	$
Loss used to calculate basic loss per share	(7,522,789)	(13,560,678)
Loss used to calculate diluted loss per share	(7,522,789)	(13,560,678)

	No.	No.
(d) Weighted average number of ordinary shares outstanding
during the year used in calculating basic loss per share.	202,357,885	174,714,146
Weighted average number of ordinary shares outstanding
during the year used in calculating diluted loss per share	202,357,885	174,714,146

(e)
Options that are considered to be potential ordinary shares are excluded from the weighted average number of ordinary shares used in the calculation of basic loss per share. Where dilutive, potential ordinary shares are included in the calculation of diluted loss per share. All the options on issue do not have the effect to dilute the loss per share. Therefore they have been excluded from the calculation of diluted loss per share.

	Consolidated Entity		Parent Entity
	2009	2008	2009	2008
	$	$	$	$

NOTE 8 CASH AND CASH EQUIVALENTS
Cash at bank and in hand	4,304,977	4,419,035	4,304,977	4,419,035
Deposits at call	-	6,800,000	-	6,800,000
	4,304,977	11,219,035	4,304,977	11,219,035
The floating interest rates on cash at bank and in hand and deposits was between 0.05% and 3.70% (2008: 1.43% and 7.95%).

Reconciliation of cash
Cash at the end of the financial year as shown in the Cash Flow Statement is reconciled to items in the Balance Sheet as follows:
Cash and cash equivalents	4,304,977	11,219,035	4,304,977	11,219,035

	Consolidated Entity		Parent Entity
	2009	2008	2009	2008
	$	$	$	$

NOTE 9 TRADE AND OTHER RECEIVABLES
Trade receivables
Accrued income	526	89,569	526	89,569
Goods and services tax	-	31,072	-	31,072
Amounts receivable from:
- wholly-owned subsidiaries	-	-	3,103	3,174
- write off of debts of wholly-owned subsidiaries	-	-	(3,103)	(3,174)
	526	120,641	526	120,641

NOTE 10 OTHER FINANCIAL ASSETS
Controlled Entities Consolidated	Country of Incorporation	Percentage Owned (%)		$
		2009	2008	2009	2008
Parent Entity:
Prana Biotechnology Limited	Australia
Subsidiaries of Prana Biotechnology Limited:
Prana Biotechnology Inc	United States of America	100	100	1,415	1,415
Prana Biotechnology UK Limited	United Kingdom	100	100	-	-

	Consolidated Entity		Parent Entity
	2009	2008	2009	2008
	$	$	$	$

NOTE 11 PLANT AND EQUIPMENT
PLANT AND EQUIPMENT
Plant and equipment:
At cost	369,959	369,730	369,959	369,730
Accumulated depreciation	(366,894)	(367,082)	(366,894)	(367,082)
Net book value	3,065	2,648	3,065	2,648

Computer Equipment:
At cost	108,704	157,259	108,704	157,259
Accumulated depreciation	(63,655)	(117,902)	(63,655)	(117,902)
Net book value	45,049	39,357	45,049	39,357

Furniture and Fittings:
At cost	42,595	43,326	36,966	38,611
Accumulated depreciation	(21,053)	(19,096)	(15,424)	(14,381)
Net book value	21,542	24,230	21,542	24,230

Leasehold Improvements:
At cost	75,659	75,659	75,659	75,659
Accumulated depreciation	(74,165)	(72,746)	(74,165)	(72,746)
Net book value	1,494	2,913	1,494	2,913
Total net book value	71,150	69,148	71,150	69,148

Movements in Carrying Amounts
Movements in carrying amounts for each class of plant and equipment between the beginning and the end of the current financial year.

	Plant and	Computer	Furniture	Leasehold	Total
	Equipment	Equipment	and Fittings	Improvements
2009	$	$	$	$	$

Consolidated Entity:
Balance at the beginning of year	2,648	39,357	24,230	2,913	69,148
Additions	3,774	32,417	-	-	36,191
Disposals	-	-	-	-	-
Depreciation expense	(3,357)	(26,725)	(2,688)	(1,419)	(34,189)
Net book value at the end of year	3,065	45,049	21,542	1,494	71,150

Parent Entity:
Balance at the beginning of year	2,648	39,357	24,230	2,913	69,148
Additions	3,774	32,417	-	-	36,191
Disposals	-	-	-	-	-
Depreciation expense	(3,357)	(26,725)	(2,688)	(1,419)	(34,189)
Net book value at the end of year	3,065	45,049	21,542	1,494	71,150

NOTE 11 PLANT AND EQUIPMENT (CONTINUED)
Movements in Carrying Amounts
Movements in carrying amounts for each class of plant and equipment between the beginning and the end of the current financial year.

	Plant and	Computer	Furniture	Leasehold	Total
	Equipment	Equipment	and Fittings	Improvements
2008	$	$	$	$	$

Consolidated Entity:
Balance at the beginning of year	6,240	14,263	27,283	105	47,891
Additions	770	41,247	330	4,260	46,607
Disposals	-	-	-	-	-
Depreciation expense	(4,362)	(16,153)	(3,383)	(1,452)	(25,351)
Net book value at the end of year	2,648	39,357	24,230	2,913	69,148

Parent Entity:
Balance at the beginning of year	6,240	14,263	27,283	105	47,891
Additions	770	41,247	330	4,260	46,607
Disposals	-	-	-	-	-
Depreciation expense	(4,362)	(16,153)	(3,383)	(1,452)	(25,351)
Net book value at the end of year	2,648	39,357	24,230	2,913	69,148

	Consolidated Entity		Parent Entity
	2009	2008	2009	2008
	$	$	$	$

NOTE 12 OTHER ASSETS
CURRENT
Prepayments	185,433	243,261	185,433	243,261
Term Deposits	-	11,064	-	11,064
	185,433	254,325	185,433	254,325
NON-CURRENT
Rental Deposits	35,164	35,164	35,164	35,164
	35,164	35,164	35,164	35,164

	Consolidated Entity		Parent Entity
	2009	2008	2009	2008
	$	$	$	$

NOTE 13 TRADE AND OTHER PAYABLES
Trade payables	109,871	172,204	108,511	171,163
Sundry payables and accrued expenses	494,271	676,909	494,271	676,909
	604,142	849,113	602,782	848,072

		Consolidated Entity			Parent Entity
	2009	2008	2009	2008	2009	2008
	No.	No.	$	$	$	$

NOTE 14 FINANCIAL LIABILITIES
CURRENT
Warrants over ADRs	Nil	3,000,000	-	772,430	-	772,430

Following a meeting of shareholders on 1 June 2004, the Company issued 4 million ADRs (1 ADR = 10 ordinary shares) and 3 million warrants to US investors. The US investors acquired the ADRs at a price of USD 5.00 per ADR with a 3 for 4 attaching warrant. The issue raised USD 20 million (AUD 28.9 million) before costs. The warrants are convertible to ADRs on or before 4 June 2009 at an exercise price of USD 8.00 per warrant.

The warrants expired without being exercised on 4 June 2009.

Under AASB 132 paragraph 11, the warrants associated with this transaction were required to be classified as a Financial Liability, as opposed to Issued Capital, as a result of the warrants being exercisable in a foreign currency, that is a currency different to the functional currency of the Company.

During 2005 the International Financial Reporting Interpretations Committee (“IFRIC”) noted that based on the existing wording of IAS 32 (the International Financial Reporting Standards equivalent to AASB 132), any contract entered into by an entity to exchange a fixed number of its own equity instruments for a fixed amount of cash that is denominated in a foreign currency is a Financial Liability and not an equity instrument. The IFRIC discussed and questioned whether this was the appropriate and intended outcome of the standard, and consequently submitted a proposal to the International Accounting Standards Board (“IASB”) to amend IAS 32. As the IASB declined to make such an amendment to the standard, the IFRIC conclusion that instruments as described above should be classified as Financial Liabilities continues to stand.

At each reporting date the Financial Liability representing the warrants were required to be revalued to fair value with the movement in the fair value recorded in the Income Statement.

		Consolidated Entity		Parent Entity
	Note	2009	2008	2009	2008
		$	$	$	$

NOTE 15 PROVISIONS
a) Aggregate Employee Benefits Liability
CURRENT
Annual leave		126,427	121,082	126,427	121,082
Long service leave	(i)	68,476	-	68,476	-
		194,903	121,082	194,903	121,082
NON-CURRENT
Long service leave		48,389	89,361	48,389	89,361
		48,389	89,361	48,389	89,361

		No.	No.	No.	No.
b) Number of Employees at Year-end		12	13	12	13

A provision has been recognised for employee entitlements relating to long service leave. In calculating the present value of future cash flows in respect of long service leave, the probability of long service leave being taken is based on historical data. The measurement and recognition criteria relating to employee benefits has been included in Note 1 to this report.

(i)	Amounts not expected to be settled within the next 12 months
The current provision for long service leave includes all unconditional entitlements where employees have completed the required period of service and also those where employees are entitled to pro-rata payments in certain circumstances. The entire amount is presented as current, since the Group does not have an unconditional right to defer settlement. However, based on past experience, the Group does not expect all employees to take the full amount of accrued long service leave or require payment within the next 12 months. The following amounts reflect leave that is not to be expected to be taken or paid within the next 12 months.

	Consolidated Entity		Parent Entity
	2009	2008	2009	2008
	$	$	$	$

Long service leave obligation expected to be settled after 12 months	68,476	-	68,476	-

		Consolidated Entity		Parent Entity
	Note	2009	2008	2009	2008
		$	$	$	$

NOTE 16 ISSUED AND UNISSUED CAPITAL
202,710,473 (2008: 201,800,240) fully paid ordinary shares	16a	67,487,345	67,140,659	67,487,345	67,140,659
14,279,133 (2008: 14,279,133) options over fully paid ordinary shares	16b	2,701,644	2,701,644	2,701,644	2,701,644
		70,188,989	69,842,303	70,188,989	69,842,303

(a) Ordinary Shares		2009		2008
		No.	$	No.	$
At the beginning of reporting period		201,800,240	67,140,659	151,517,978	52,726,073
Shares issued during the year	(i)	93,750	142,125	48,888,699	14,586,026
Exercise of options	(ii)	816,483	217,754	1,393,563	408,936
Transaction costs relating to share issues		-	(13,193)	-	(580,376)
At reporting date		202,710,473	67,487,345	201,800,240	67,140,659

Ordinary shares participate in dividends and the proceeds on winding up of the parent entity in proportion to the number of shares held. At the shareholders meetings each ordinary share is entitled to one vote when a poll is called, otherwise each shareholder has one vote on a show of hands.

(i) 2009	Details	Number	Issue Price
			$	$
3 September 2008	Issued to a consultant [1]	31,250	0.42	13,125
3 December 2008	Issued to a consultant [1]	31,250	0.30	9,375
3 March 2009	Issued to a consultant [1]	31,250	0.18	5,625
4 December 2008	Exercise of options by consultant [2]			114,000
		93,750		142,125

2008	Details	Number	Issue Price
			$	$
30 October 2007	Issued as part of a capital raising	29,778,699	0.24	7,047,624
24 December 2007	Issued to a consultant [1]	303,385	0.29	88,972
26 February 2008	Issued to a consultant [1]	500,000	0.26	130,000
26 February 2008	Issued to a consultant [1]	9,115	0.25	2,279
26 February 2008	Issued to a consultant [1]	55,000	0.35	19,044
20 March 2008	Issued to a consultant [1]	31,250	0.50	15,625
20 March 2008	Issued to a consultant [1]	55,000	0.35	19,044
27 May 2008	Issued as part of a capital raising	18,125,000	0.40	7,250,000
2 June 2008	Issued to a consultant [1]	31,250	0.43	13,438
		48,888,699		14,586,026

NOTE 16 ISSUED AND UNISSUED CAPITAL (CONTINUED)
(ii) 2009	Details	Number	Exercise Price
			$	$
23 July 2008	Exercise of options [3]	80,000	-	38,400
31 July 2008	Exercise of options [3]	80,000	-	35,200
27 August 2008	Exercise of options [3]	18,939	-	7,576
15 October 2008	Exercise of options [3]	50,899	-	15,439
13 November 2008	Exercise of options [3]	49,803	-	11,455
4 December 2008	Exercise of options [3]	400,000	0.29	44,000
3 March 2009	Exercise of options [3]	136,842	-	65,684
		816,483		217,754

2008	Details	Number	Issue Price
			$	$
26 February 2008	Exercise of options [3]	1,005,557	-	249,839
2 April 2008	Exercise of options [3]	27,440	-	10,976
9 April 2008	Exercise of options [3]	46,282	-	18,513
12 June 2008	Exercise of options [3]	275,000	-	113,895
25 June 2008	Exercise of options [3]	39,284	-	15,713
		1,393,563		408,936

[1]	Equity was issued for nil consideration and valued by the Company based on the market price per share on grant date.
[2]	Consideration received for 400,000 options exercised at $0.285.
[3]	Equity value is the fair value at grant date.

(b) Options	Note	2009		2008
		No.	$	No.	$

At the beginning of reporting period		14,279,133	2,701,644	4,352,893	1,262,339
Options issued during the year	(i)	-	-	9,926,240	1,439,305
At reporting date		14,279,133	2,701,644	14,279,133	2,701,644

		Fair value
(i) 2008	Details	Number	$	$
	Issued as part of a capital raising [1]	4,963,120	0.15	744,468
	Issued as part of a capital raising [2]	4,963,120	0.14	694,837
		9,926,240		1,439,305

[1]	Options exercisable at $0.37 on or before 31 October 2010
[2]	Options exercisable at $0.43 on or before 30 November 2010

	Consolidated Entity		Parent Entity
	2009	2008	2009	2008
	$	$	$	$
NOTE 17 ACCUMULATED LOSSES
The movement in accumulated losses during the year were as follows:
Balance 1 July	(66,043,716)	(52,483,038)	(66,041,260)	(52,478,677)
Loss for the year	(7,522,789)	(13,560,678)	(7,522,470)	(13,562,583)
Balance 30 June	(73,566,505)	(66,043,716)	(73,563,730)	(66,041,260)

		Consolidated Entity		Parent Entity
	Note	2009	2008	2009	2008
		$	$	$	$
NOTE 18 RESERVES
Share based payment reserve
13,335,167 (2008: 11,051,832) options over fully paid ordinary shares	18a	5,158,335	4,098,743	5,158,335	4,098,743
380,000 (2008: 380,000) options over ADRs	18b	1,515,434	1,515,434	1,515,434	1,515,434
Nil (2008: 320,000) warrants over ADRs	18c	453,563	453,563	453,563	453,563
		7,127,332	6,067,740	7,127,332	6,067,740

(a) Options over fully paid ordinary shares		2009		2008
		No.	$	No.	$
At the beginning of reporting period		11,051,832	4,098,743	9,928,262	2,137,824
Options issued during year	(i)	3,099,818	760,913	5,617,133	1,949,511
Exercise of options	(ii)	(816,483)	(217,754)	(1,393,563)	(408,936)
Expiration of options	(iii)	-	-	(1,100,000)	-
Forfeiture of options	(iv)	-	-	(2,000,000)	(143,133)
Expense recorded over vesting period of options		-	516,433	-	563,477
At reporting date		13,335,167	5,158,335	11,051,832	4,098,743

NOTE 18 RESERVES (CONTINUED)
(i) Issued during 2009	Details	Number	Option fair value
			$	$
17 October 2008	Issued to a consultant [3]	2,000,000	0.28	560,000
16 June 2009	Issued to an employee 1, 9 & 12	194,837	0.18	11,718
16 June 2009	Issued to employees [2]	574,981	0.22	126,495
16 June 2009	Issued to consultants [2]	330,000	0.19	62,700
		3,099,818		760,913

Issued during 2008	Details	Number	Option fair value
			$	$
28 November 2007	Issued to a consultant [4]	400,000	0.11	44,000
23 October 2007	Issued to a consultant [5]	431,992	0.15	64,800
23 October 2007	Issued to a consultant [6]	431,992	0.14	60,476
14 March 2008	Issued to Directors 7 & 9	2,050,000	0.50	1,025,000
14 March 2008	Issued to Company Secretary 7 & 9	350,000	0.50	175,000
26 February 2008	Issued to employees [2]	1,131,307	0.23	260,201
26 February 2008	Issued to consultants [2]	375,000	0.29	108,750
20 March 2008	Issued to consultants [2]	286,842	0.48	137,684
2 April 2008	Issued to a consultant [2]	80,000	0.48	38,400
15 May 2008	Issued to a consultant [2]	80,000	0.44	35,200
		5,617,133		1,949,511

(ii) 2009	Details	Number	Exercise Price
			$	$
23 July 2008	Exercise of options [2]	(80,000)	-	(38,400)
31 July 2008	Exercise of options [2]	(80,000)	-	(35,200)
27 August 2008	Exercise of options [8]	(18,939)	-	(7,576)
15 October 2008	Exercise of options [8]	(50,899)	-	(15,439)
17 November 2008	Exercise of options [2]	(49,803)	-	(11,455)
4 December 2008	Exercise of options [4]	(400,000)	0.29	(44,000)
3 March 2009	Exercise of options [2]	(136,842)	-	(65,684)
		(816,483)		(217,754)

2008	Details	Number	Exercise Price
			$	$
26 February 2008	Exercise of options [2]	(925,557)	-	(220,378)
26 February 2008	Exercise of options [1]	(80,000)	-	(29,461)
2 April 2008	Exercise of options [8]	(27,440)	-	(10,976)
9 April 2008	Exercise of options [8]	(46,282)	-	(18,513)
12 June 2008	Exercise of options [8]	(125,000)	-	(41,895)
12 June 2008	Exercise of options [2]	(150,000)	-	(72,000)
25 June 2008	Exercise of options [8]	(39,284)	-	(15,713)
		(1,393,563)		(408,936)

NOTE 18 RESERVES (CONTINUED)
(iii) 2008	Details	Number	$
17 December 2007	Expired 17 December 2007 [12]	(1,100,000)	-
(iv) 2008	Details	Number	$
31 December 2007	Forfeiture - employees ceased employment [10]	(1,000,000)	(57,756)
31 December 2007	Forfeiture - employees ceased employment [11]	(1,000,000)	(85,377)
		(2,000,000)	(143,133)
[1]	Options exercisable at $nil on or before 7 August 2014 with a share price hurdle of $0.40 for 5 consecutive trading days
[2]	Options exercisable at $nil on or before 31 October 2010
[3]	Options exercisable at $0.50 on or before 30 June 2010
[4]	Options exercisable at $0.285 on or before 17 December 2008
[5]	Options exercisable at $0.37 on or before 31 October 2010
[6]	Options exercisable at $0.43 on or before 30 November 2010
[7]	Options exercisable at $0.30 on or before 31 October 2010, escrowed for 1 year
[8]	Options exercisable at $nil on or before 31 December 2011 with a share price hurdle of $0.50 for 5 consecutive trading days
[9]	Refer to Remuneration Report for equity valuation
[10]	Options exercisable at $nil on or before 30 June 2010 with a share price hurdle of $1.00 for 5 consecutive trading days.
[11]	Options exercisable at $nil on or before 31 July 2009 with a share price hurdle of $0.80 for 5 consecutive trading days.
[12]	A further $23,436 will be expensed in the 2010 financial year, being a total of $35,154 expensed over the option vesting period.

(b) Options over ADRs [1]	2009		2008
	No.	$	No.	$
At the beginning of reporting period	380,000	1,515,434	380,000	1,515,434
At reporting date	380,000	1,515,434	380,000	1,515,434

[1]	Options exercisable at USD$5.00 on or before 17 December 2012. These options are convertible to ADRs, 1 ADR = 10 ordinary shares.

(c) Warrants over ADRs [1]	2009		2008
	No.	$	No.	$
At the beginning of reporting period	320,000	453,563	320,000	453,563
Expiration of warrants 2	(320,000)	-	-	-
At reporting date	-	453,563	320,000	453,563

[1]	Warrants exercisable at USD$8.00 on or before 4 June 2009. These warrants are convertible to ADRs, 1 ADR = 10 ordinary shares.
[2]	Warrants expired without being exercised on 4 June 2009.

(d)   Nature and purpose of reserve

The share based payments reserve is used to recognise the fair value of options and warrants issued to employees and consultants but not exercised.

NOTE 19 CONTINGENT LIABILITIES AND CONTINGENT ASSETS

There has been no change in contingent liabilities since the last annual reporting date.

The Company’s former Chief Executive Officer, who also served as a Director, has threatened to initiate a claim against the Company arising from his alleged inability to freely transfer shares underlying certain unexercised ADR options previously granted to him pursuant to the Company’s 2004 ADS Plan. The Company believes, based on the explicit terms of the 2004 ADS Plan and applicable law and regulations, his allegations to be without merit and it intends to vigorously defend any such claim if formally asserted.

The company has disclaimed the liability and is defending the action. It is not practical to estimate the potential effect of the claim but legal advice indicates that any liability that may arise in the unlikely event the claim is successful may be significant. No actions or other legal proceedings in respect of this case have been filed.

Otherwise, the Group is not involved in any legal or arbitration proceedings nor, so far as Directors are aware, are such proceedings pending or threatened against the consolidated entity.

NOTE 20 SEGMENT REPORTING

The Groups activities are predominately within Australia and cover research into Alzheimer’s Disease and other major age-related degenerative disorders.

	Consolidated Entity		Parent Entity
	2009	2008	2009	2008
	$	$	$	$
NOTE 21 COMMITMENTS
(a) Operating Lease Commitments
Non-cancellable operating leases contracted for but not capitalised in the financial statements
Payable - minimum lease payments
- not later than 12 months	110,411	98,812	110,411	98,812
- between 12 months and 5 years	40,521	33,917	40,521	33,917
- greater than 5 years	-	-	-	-
	150,932	132,729	150,932	132,729

The property lease is a non-cancellable lease with an 18 month term, with rent payable monthly in advance. The property lease commenced 1 May 2008 and is due to expire 31 October 2009. Commencing 1 November 2009, the lease has been renewed for a further term of 12 months. An option exists to renew the lease at the end of 31 October 2010, for a further 12 months. Within the lease agreement there is a contingent rental provision which allows the lease payments to be increased by 3.50% of the rental payments on an annual basis.

	2009	2008	2009	2008
	$	$	$	$
(b) Research and Development Contracts
- not later than 12 months	485,861	894,566	485,861	894,566
- between 12 months and 5 years	43,028	-	43,028	-
- greater than 5 years	-	-	-	-
	528,889	894,566	528,889	894,566

Details in relation to commitments under employee service agreements with Directors and Key Management Personnel are outlined in Section D of the Remuneration Report contained in the Directors’ Report.

	Consolidated Entity		Parent entity
	2009	2008	2009	2008
	$	$	$	$

NOTE 22 CASH FLOW INFORMATION
(a) Reconciliation of Cash Flow from Operations
with Loss after Income Tax
Loss for the period	(7,522,789)	(13,560,678)	(7,522,470)	(13,562,583)
Add back depreciation expense	34,190	25,349	34,190	25,349
Add back (gain)/loss on fair value of financial liabilities	(772,430)	451,429	(772,430)	451,429
Add back share based payments expense	1,305,471	4,097,562	1,305,471	4,097,562
Add back provision for inter-company loan	-	-	3,103	3,174
(Increase)/Decrease in accounts receivable	120,115	(24,142)	120,115	(24,142)
(Increase)/Decrease in other current assets	68,892	(85,786)	68,892	(85,786)
Increase/(Decrease) in provisions	32,849	83,063	32,849	83,063
Increase/(Decrease) in accounts payable	(244,971)	(812,496)	(245,290)	(810,591)
Add back foreign exchange	(15,501)	434,309	(15,501)	434,309
Cash flow from operations	(6,994,174)	(9,391,390)	(6,991,071)	(9,388,216)

(b)   Non-cash Financing and Investing Activities
See notes 16 and 18 for equity issued for nil consideration.

NOTE 23 SHARE-BASED PAYMENTS

At the Annual General Meeting held on 17 November 2004, Shareholders approved the establishment of a new Employee and Consultant Plan designed to reward Executives, Employees and/or Consultants for their contributions to the consolidated entity. The plan is to be used as a method of retaining key personnel for the growth and development of the consolidated entity’s intellectual property rights. Due to the consolidated entity’s US presence, a US plan and an Australian plan were developed. At 30 June 2009 equity had been issued to 1 previous Director while a Director under the US plan and 5 Directors, 3 Key Management Personnel, 16 employees and 16 consultants under the Australian Plan.

2004 Australian Employee, Directors and Consultants Share and Option Plan - Shares

	Consolidated Entity		Parent Entity
	2009	2008	2009	2008
	Number of Shares	Number of Shares	Number of Shares	Number of Shares
Outstanding at the beginning of the year	4,166,252	1,787,689	4,166,252	1,787,689
Granted	93,750	985,000	93,750	985,000
Exercised Options	816,483	1,393,563	816,483	1,393,563
Outstanding at year-end	5,076,485	4,166,252	5,076,485	4,166,252

Shares issued to employees and consultants were valued at the market price per share at date of grant. See note 16 for further detail.

The weighted average fair value of the shares granted during the year was $0.30.

$28,125 was included under personnel expenses in the Income Statement in the year ended 30 June 2009.

NOTE 23 SHARE-BASED PAYMENTS (CONTINUED)

2004 Australian Employee, Directors and Consultants Share and Option Plan - Options

	Consolidated Entity				Parent Entity
	2009		2008		2009		2008
	Number of	Weighted	Number of	Weighted	Number of	Weighted	Number of	Weighted
	Options	Average	Options	Average	Options	Average	Options	Average
		Exercise Price		Exercise Price		Exercise Price		Exercise Price
		$		$		$		$
Outstanding at the beginning of the year	10,187,848	0.08	9,928,262	0.06	10,187,848	0.08	9,928,262	0.06
Granted	3,099,818	0.32	4,753,149	0.38	3,099,818	0.32	4,753,149	0.38
Forfeited	-	-	(2,000,000)	-	-	-	(2,000,000)	-
Exercised	(816,483)	0.14	(1,393,563)	0.62	(816,483)	0.14	(1,393,563)	0.62
Expired	-	-	(1,100,000)	-	-	-	(1,100,000)	-
Outstanding at year-end	12,471,183	0.14	10,187,848	0.08	12,471,183	0.14	10,187,848	0.08
Exercisable at year-end	7,398,846	0.14	5,610,348	0.15	7,398,846	0.14	5,610,348	0.15

There were 816,483 options exercised during the year ended 30 June 2009. These options were exercised into ordinary shares with a weighted average share price of $0.27 at exercise date.

The options oustanding at 30 June 2009 had a weighted average exercise price of $0.14 and a weighted average remaining contractual life of 1.5 years. Exercise prices range from nil to $0.50 in respect of options outstanding at 30 June 2009.

The weighted average fair value of the options granted during the year was $0.25.

This price was calculated by using a Barrier Pricing model applying the following inputs:

Weighted average exercise price	$0.32
Weighted average life of the option	1.85 years
Underlying share price	$0.33
Expected share price volatility	155%
Risk free interest rate	4.12%

$1,277,346 is included under employee benefits expense in the Income Statement in the year ended 30 June 2009. There is a remaining balance to be expensed in future periods of $217,873.

Share Based Payments outside of Employees’, Directors’ and Consultants’ Share and Option Plan

	Consolidated Entity				Parent Entity
	2009		2008		2009		2008
	Number of	Weighted	Number of	Weighted	Number of	Weighted	Number of	Weighted
	Options	Average	Options	Average	Options	Average	Options	Average
		Exercise Price		Exercise Price		Exercise Price		Exercise Price
		$		$		$		$
Outstanding at the beginning of the year	863,984	0.40	-	-	863,984	0.40	-	-
Granted	-	-	863,984	0.40	-	-	863,984	0.40
Forfeited	-	-	-	-	-	-	-	-
Exercised	-	-	-	-	-	-	-	-
Expired	-	-	-	-	-	-	-	-
Outstanding at year-end	863,984	0.40	863,984	0.40	863,984	0.40	863,984	0.40
Exercisable at year-end	863,984	0.40	863,984	0.40	863,984	0.40	863,984	0.40

There were no options exercised during the year ended 30 June 2009 outside of the plan.

There were no options granted during the year ended 30 June 2009 outside of the plan.

The options oustanding at 30 June 2009 had a weighted average exercise price of AUD$0.40 and a weighted average remaining contractual life of 1.38 years.

In the year ended 30 June and 2009, there was no value included under personnel expenses in the Income Statement related to equity issued outside of the plan. All equity issued outside of the plan has been expensed in prior periods.

NOTE 23 SHARE-BASED PAYMENTS (CONTINUED)

2004 Us ADR Option Plan - Options

	Consolidated Entity				Parent Entity
	2009		2008		2009		2008
	Number of	Weighted	Number of	Weighted	Number of	Weighted	Number of	Weighted
	Options	Average	Options	Average	Options	Average	Options	Average
		Exercise Price		Exercise Price		Exercise Price		Exercise Price
		USD$		USD$		USD$		USD$
Outstanding at the beginning of the year	380,000	5	380,000	5	380,000	5	380,000	5
Granted	-	-	-	-	-	-	-	-
Forfeited	-	-	-	-	-	-	-	-
Exercised	-	-	-	-	-	-	-	-
Expired	-	-	-	-	-	-	-	-
Outstanding at year-end	380,000	5	380,000	5	380,000	5	380,000	5
Exercisable at year-end	380,000	5	380,000	5	380,000	5	380,000	5

There were no options exercised during the year ended 30 June 2009 under this plan.

There were no options granted during the year ended 30 June 2009 under this plan.

The options oustanding at 30 June 2009 had a weighted average exercise price of USD$5.00 and a weighted average remaining contractual life of three and half years.

In the year ended 30 June and 2009, there was no value included under personnel expenses in the Income Statement related to equity issued under this plan. All equity issued under this plan has been expensed in prior periods.

NOTE 24 EVENTS AFTER THE BALANCE SHEET DATE

On 9 September 2009 Prana Biotechnology Limited announced that it had reached agreement to raise $6 million to support its R&D programs, to promote its drug development pipeline and to maintain corporate activities.

The Company issued 30 million ordinary shares at a price of 20 cents per share. These shares were issued without shareholder approval as per ASX Listing Rule 7.1. The Company will also issue, subject to shareholder approval, 10 million free attaching options each to acquire 1 ordinary share at an exercise price of 30 cents and expiring 4 years from the date of issue of the above mentioned shares. The Company plans to receive $5.7 million net of all fees.

NOTE 25 RELATED PARTY TRANSACTIONS

There were no related party transactions other than those related to Director and Key Management Personnel remuneration and equity and transactions by the parent with its subsidiaries.

NOTE 26 FINANCIAL RISK MANAGEMENT

The Groups activities expose it to a variety of financial risks including market risk, credit risk and liquidity risk. The Group’s overall risk management program focuses on the unpredictability of financial markets and seeks to minimise potential adverse effects on the financial performance of the consolidated entity. Risk management is carried out under policies approved by the Board of Directors and overseen by the Audit, Risk and Compliance Committee.

(a)	Market Risk
(i) Foreign Currency Risk
The Group engages in international purchase transactions and is exposed to foreign currency risk arising from various currency exposures, primarily with respect to the Australian dollar. The parent entity also has exposure to foreign exchange risk in the currency cash reserves it holds to meet it’s foreign currency payments. The Group does not make use of deriviative financial instruments to hedge foreign exchange risk.

The following financial assets and liabilities are subject to foreign currency risk, the currency of the original amounts are displayed in brackets, all the amounts in the table below are displayed in $AUD at year-end spot rates:

	Consolidated Entity		Parent Entity
	2009	2008	2009	2008
	$	$	$	$
Cash and cash equivalents ($USD)	211,286	301,751	211,286	301,751
Cash and cash equivalents (€EUR)	74,007	67,710	74,007	67,710
Cash and cash equivalents (£GBP)	725	73,230	725	73,230
Trade and other payables ($USD)	(53,338)	(22,916)	(52,095)	(21,875)
Trade and other payables (€EUR)	-	-	-	-
Trade and other payables (£GBP)	-	(957)	-	(957)
Total exposure	232,680	418,818	233,923	419,859

The Group has conducted a sensitivity analysis of the Group’s exposure to foreign currency risk. The Group is currently exposed to the US dollar (USD), Euro (EUR) and Great British Pound (GBP). The sensitivity analysis below is conducted on a currency by currency basis using the sensitivity analysis variable, which has been based on the average annual movement in the AUD/USD, AUD/EUR and AUD/GBP exchange rates over the past 5 years based on the year-end spot rates. The variables for USD and GBP being 4% and 11% respectively. There has been no material change in the average annual movement in the AUD/EUR over the past 5 years based on the year-end spot rates. All the amounts in the table below are displayed in $AUD.

Based on the financial instruments held at 30 June 2009, had the Australian dollar weakened/strengthened by 4% against the US dollar with all other variables held constant, the Group’s post-tax profit for the year would have been $7,249 lower/$8,508 higher (2008: $10,719 lower/$12,580 higher), mainly as a result of foreign exchange gains/losses on translation of US dollar denominated financial instruments as detailed in the above table. The Group’s exposure to other foreign exchange movements is not material.

NOTE 26 FINANCIAL RISK MANAGEMENT (CONTINUED)

(a)	Market Risk (continued)
(ii) Interest Rate Risk
The consolidated entity’s exposure to interest rate risk, which is the risk that a financial instruments value will fluctuate as a result of changes in market interest rates and the effective weighted average interest rates on classes of financial assets and financial liabilities.

The consolidated entity exposure to interest rate risk has not changed since the prior year.

	Weighted Average Effective Interest Rate	Floating Interest Rate	Fixed Interest Rate Within Year	Fixed Interest Rate 1 to 5 years	Fixed Interest Rate Over 5 years	Non-Interest Bearing	Total
		$	$	$	$	$	$
2009	Consolidated Entity

Financial Assets:
Cash and cash equivalents	2.77%	4,299,229	-	-	-	5,748	4,304,977
Receivables		-	-	-	-	526	526
Other current assets	0.59%	-	35,164	-	-	185,433	220,597
Total Financial Assets		4,299,229	35,164	-	-	191,707	4,526,100

Financial Liabilities:
Trade and other payables		-	-	-	-	604,142	604,142
Other financial liabilities		-	-	-	-	-	-
Total Financial Liabilities		-	-	-	-	604,142	604,142

	Parent

Financial Assets:
Cash and cash equivalents	2.77%	4,299,229	-	-	-	5,748	4,304,977
Receivables		-	-	-	-	526	526
Other current assets	0.59%	-	35,164	-	-	186,848	222,012
Total Financial Assets		4,299,229	35,164	-	-	193,122	4,527,515

Financial Liabilities:
Trade and other payables		-	-	-	-	602,782	602,782
Other financial liabilities		-	-	-	-	-	-
Total Financial Liabilities		-	-	-	-	602,782	602,782

NOTE 26 FINANCIAL RISK MANAGEMENT (CONTINUED)

	Weighted Average Effective Interest Rate	Floating Interest Rate	Fixed Interest Rate Within Year	Fixed Interest Rate 1 to 5 years	Fixed Interest Rate Over 5 years	Non-Interest Bearing	Total
		$	$	$	$	$	$
2008	Consolidated Entity

Financial Assets:
Cash and cash equivalents	7.45%	464,162	10,750,416	-	-	4,457	11,219,035
Receivables		-	-	-	-	120,641	120,641
Other current assets	7.59%	-	46,228	-	-	243,261	289,489
Total Financial Assets		464,162	10,796,644	-	-	368,359	11,629,165
Financial Liabilities:
Trade and other payables		-	-	-	-	849,113	849,113
Other financial liabilities		-	-	-	-	772,430	772,430
Total Financial Liabilities		-	-	-	-	1,621,543	1,621,543

	Parent

Financial Assets:
Cash and cash equivalents	7.45%	464,162	10,750,416	-	-	4,457	11,219,035
Receivables		-	-	-	-	120,641	120,641
Other current assets	7.59%	-	46,228	-	-	244,676	290,904
Total Financial Assets		464,162	10,796,644	-	-	369,774	11,630,580

Financial Liabilities:
Trade and other payables		-	-	-	-	848,072	848,072
Other financial liabilities		-	-	-	-	772,430	772,430
Total Financial Liabilities		-	-	-	-	1,620,502	1,620,502

There has been no change to the consolidated entity’s exposure to interest rate risk or the manner in which it manages and measures its risk in the current year.

An increase or decrease of 1% in interest rates at the reporting date would have the following increase/(decrease) effect on after tax loss and equity. This analysis assumes that all other variables, in particular foreign currency rates, remain constant. The analysis is performed on the same basis for 2008.

	Consolidated Entity		Parent Entity
	2009	2008	2009	2008
	$	$	$	$

+1% (100 basis points)	43,344	112,608	43,344	112,608
-1% (100 basis points)	(43,344)	(112,608)	(43,344)	(112,608)

NOTE 26 FINANCIAL RISK MANAGEMENT (CONTINUED)

(b)	Credit Risk
Credit risk refers to the risk that a counterparty will default on its contractual obligations resulting in financial loss to the consolidated entity. The consolidated entity has no significant concentration of credit risk and it is not the Group’s policy to hedge credit risk.

The Group ensures that surplus cash is invested with financial institutions of appropriate credit worthiness and limits the amount of credit exposure to any one counter party.

There has been no significant change in the consolidated entity’s exposure to credit risk since the previous year. The carrying amount of the Group’s financial assets represent the maximum credit exposure.

(c)	Liquidity Risk
Prudent liquidity risk management implies maintaining sufficient cash and the availability of funding through an adequate amount of committed credit facilities. The Group manages liquidity risk by maintaining sufficient bank balances to fund its operations.

Management monitors rolling forecasts of the Group’s liquidity reserve on the basis of expected cash flows.

Maturities of Financial Liabilities

	Less than 6 months	6-12 months	Total contracted cashflows	Carrying amounts
2009	Consolidated Entity
Trade and other payables	604,142	-	604,142	604,142
Other financial liabilities	-	-	-	-

	Parent
Trade and other payables	602,782	-	602,782	602,782
Other financial liabilities	-	-	-	-

2008	Consolidated Entity
Trade and other payables	849,113	-	849,113	849,113
Other financial liabilities	772,430	-	772,430	772,430

	Parent
Trade and other payables	848,072	-	848,072	848,072
Other financial liabilities	772,430	-	772,430	772,430

(d)	Capital Risk Management
The consolidated entity’s objectives when managing capital are to safeguard the Group’s ability to continue as a going concern and to maintain an optimal capital structure so as to maximise shareholder value. In order to maintain or achieve an optimal capital structure, the Group may issue new shares or reduce its capital, subject to the provisions of the Group’s constitution. The capital structure of the consolidated entity consists of equity attributed to equity holders of the consolidated entity, comprising contributed equity, reserves and accumulated losses disclosed in notes 16, 17 and 18. By monitoring undiscounted cash flow forecasts and actual cash flows provided to the Board by the Group’s Management the Board monitors the need to raise additional equity from the equity markets.

(e)	Fair Value Estimation
The carrying amount of financial assets and financial liabilities recorded in the financial statements represents their respective fair values determined in accordance with the accounting policies disclosed in note 1.

NOTE 27 COMPANY DETAILS

The registered office of the Company is:
Suite 2, 1233 High Street, Armadale, Victoria 3143 Australia
Phone: + 61 3 9824 8166, Fax: + 61 3 9824 8161

The principal place of business of the Company is:
Level 2, 369 Royal Parade, Parkville, Victoria 3052 Australia
Phone: + 61 3 9349 4906, Fax: + 61 3 9348 0377

In the Director’s opinion:

(a)	the financial statements and notes, as set out on pages 23 to 57, are in accordance with the Corporations Act 2001 including:

(i)	complying with Accounting Standards, the Corporations Regulations 2001 and other mandatory professional reporting requirements; and

(ii)	giving a true and fair view of the Company’s and consolidated entity’s financial position as at 30 June 2009 and of their performance for the year ended on that date; and

(b) there are reasonable grounds to believe that the Company will be able to pay its debts as and when they become due and payable; and

The directors have been given the declarations by the chief executive officer and chief financial officer required by section 295A of the Corporations Act 2001.

This declaration is made in accordance with a resolution of the Board of Directors.

Director
Mr Geoffrey Kempler

Dated this 23rd day of September 2009

Independent auditor's report to the members of
Prana Biotechnology Limited

Report on the financial report

We have audited the accompanying financial report of Prana Biotechnology Limited (the company), which comprises the balance sheet as at 30 June 2009, and the income statement, statement of changes in equity and cash flow statement for the year ended on that date, a summary of significant accounting policies, other explanatory notes and the directors' declaration for the Prana Biotechnology Limited Group (the consolidated entity). The consolidated entity comprises the company and the entities it controlled at the year's end or from time to time during the financial year.

Directors’ responsibility for the financial report

The directors of the company are responsible for the preparation and fair presentation of the financial report in accordance with Australian Accounting Standards (including the Australian Accounting Interpretations) and the Corporations Act 2001. This responsibility includes establishing and maintaining internal controls relevant to the preparation and fair presentation of the financial report that is free from material misstatement, whether due to fraud or error; selecting and applying appropriate accounting policies; and making accounting estimates that are reasonable in the circumstances. In Note 1, the directors also state, in accordance with Accounting Standard AASB 101 Presentation of Financial Statements, that compliance with the Australian equivalents to International Financial Reporting Standards ensures that the financial report, comprising the financial statements and notes, complies with International Financial Reporting Standards.

Auditor’s responsibility

Our responsibility is to express an opinion on the financial report based on our audit. We conducted our audit in accordance with Australian Auditing Standards. These Auditing Standards require that we comply with relevant ethical requirements relating to audit engagements and plan and perform the audit to obtain reasonable assurance whether the financial report is free from material misstatement

An audit involves performing, procedures to obtain audit evidence about the amounts and disclosures in the financial report. The procedures selected depend on the auditor’s judgement, including the assessment of the risks of material misstatement of the financial report, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity’s preparation and fair presentation of the financial report in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity’s internal control. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by the directors, as well as evaluating the overall presentation of the financial report.

Our procedures include reading the other information in the Annual Report to determine whether it contains any material inconsistencies with the financial report.

Liability limited by a scheme approved under Professional Standards Legislation

Independent auditor's report to the members of
Prana Biotechnology Limited (continued)

Our audit did not involve an analysis of the prudence of business decisions made by directors or management.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinions.

Independence

In conducting our audit, we have complied with the independence requirements of the Corporations Act 2001.

Auditor’s opinion

In our opinion:

(a)	the financial report or Prana Biotechnology Limited is in accordance with the Corporations Act 2001, including:

(i)	giving a true and fair view of the company's and consolidated entity's financial position as at 30 June 2009 and of their performance for the year ended on that date; and

(ii)	complying with Australian Accounting Standards (including the Australian Accounting interpretations) and the Corporations Regulations 2001; and

(b)	the consolidated financial statments and notes and notes also complies with International Financial Reporting Standards as disclosed in Note 1.

Report on the Remuneration Report

We have audited the Remuneration Report included in pages 14 to 20 of the directors' report for the period ended 30 June 2009. The directors of the company are responsible for the preparation and presentation of the Remuneration Report in accordance with section 300A of the Corporations Act 2001. Our responsibility is to express an opinion on the Remuneration Report, based on our audit conducted in accordance with Australian Auditing Standards.

Auditior’s opinion

In our opinion, the Remuneration Report of Prana Biotechnology Limited for the period ended 30 June 2009, complies with section 300A of the Corporations Act 2001.

Matters relating to the electronic presentation of the audited financial report

This auditor’s report relates to the financial report and remuneration report of Prana Biotechnology Limited the company for the year ended 30 June 2009 included on Prana Biotechnology Limited web site. The company’s directors are responsible for the integrity of the Prana Biotechnology Limited web site. We have not been engaged to report on the integrity of this web site. The auditor’s report refers only to the financial report and remuneration report named above. It does not provide an opinion on any other information which may have been hypherlinked to/from these statements or the remuneration report. If users of this report are concerned with the inherent risks arising from electronic data communications they are advised to refer to the hard copy of the audited financial report and remuneration report to confirm the information included in the audited financial report and remuneration report presented on this web site.

Independent auditor’s report to the members of
Prana Biotechnology Limited (continued)

PricewaterhouseCoopers

Nadia Carlin	Melbourne
Partner	23 September 2009

NUMBER OF HOLDERS OF EQUITY SECURITIES
Ordinary Shares
232,945,639 fully paid ordinary shares are held by 2,388 individual shareholders

All ordinary shares carry one vote per share

Options
4,352,893 unlisted options exercisable at $0.446 on or before 30 November 2009, are held by 17 individual shareholders

1,251,815 unlisted options exercisable at $0.00 on or before 31 October 2010, are held by 10 individual shareholders

2,400,000 unlisted options exercisable at $0.30 on or before 31 October 2010, are held by 5 individual shareholders

2,000,000 unlisted options exercisable at $0.50 on or before 30 June 2010, are held by 1 individual shareholder

5,395,112 unlisted options exercisable at $0.43 on or before 30 November 2010, are held by 29 individual shareholders

5,395,112 unlisted options exercisable at $0.37 on or before 31 October 2010, are held by 29 individual shareholders

2,677,500 unlisted options exercisable at $0.00 when the share price reaches $1.00 for 5 consecutvie trading days, on or before 30 June 2010, are held by 13 individual shareholders

1,444,837 unlisted options exercisable at $0.00 when the share price reaches $0.40 for 5 consecutvie trading days, on or before 07 August 2014, are held by 1 individual shareholder

341,865 unlisted options exercisable at $0.00 when the share price reaches $0.50 for 5 consecutvie trading days, on or before 31 December 2011, are held by 6 individual shareholders

380,000 unlisted options exercisable at USD$5.00 on or before 17 December 2012, convertible to 380,000 ADRs
(1 option converts into 1 NASDAQ ADR = 10 ASX shares) are held by 1 individual shareholder

All options and warrants do not carry a right to vote. Voting rights will be attached to the unissued shares when the options and warrants have been exercised.

DISTRIBUTION OF HOLDERS IN EACH CLASS OF EQUITY SECURITIES
Fully paid ordinary shares
1 - 1,000	244,677
1,001 - 5,000	2,656,664
5,001 - 10,000	3,518,441
10,001 - 100,000	20,173,642
100,001 - and over	206,352,215
Total number of shareholders	232,945,639
Unmarketable parcels	884,355

TWENTY LARGEST HOLDERS OF QUOTED SECURITIES
		Fully Paid Ordinary Shares
Shareholders		Number	%
1	ANZ NOMINEES LIMITED	70,525,045	30.28
2	MERRILL LYNCH (AUSTRALIA) NOMINEES PTY LIMITED	36,767,017	15.78
3	HSBC CUSTODY NOMINEES (AUSTRALIA) LIMITED	18,026,211	7.74
4	JAGEN NOMINEES PTY LTD	15,409,060	6.61
5	BAYWICK PTY LTD	13,965,000	5.99
6	JJ HOLDINGS (VIC) PTY LTD	7,829,263	3.36
7	NATIONAL NOMINEES LIMITED	6,588,034	2.83
8	MR JAMES V BABCOCK	3,980,263	1.71
9	NRB DEVELOPMENTS PTY LTD	2,970,000	1.27
10	NEUROTRANSMISSION PTY LTD	2,875,000	1.23
11	ROBERT & ARDIS JAMES FOUNDATION	1,826,024	0.78
12	CITICORP NOMINEES PTY LIMITED	1,731,899	0.74
13	MR LEON KEMPLER	1,615,947	0.69
14	P N GEROLYMATOS SA	1,350,000	0.58
15	MR ROBERT SMORGON	1,000,000	0.43
16	EQUITAS NOMINEES PTY LIMITED	877,193	0.38
17	TENTH KUSIM PTY LTD	672,243	0.29
18	ROGER BURGESS (RADIOLOGY) PTY LTD	660,000	0.28
19	PINNATUS PTY LTD	560,000	0.24
20	SURPION PTY LTD	500,000	0.21
		189,728,199	81.42

UNQUOTED EQUITY SECURITIES HOLDINGS GREATER THAN 20%
There are no unquoted equity securities holding greater than 20%.

SUBSTANTIAL SHAREHOLDERS
The names of substantial shareholders who have notified the Company in accordance with Section 671B of the Corporations Act are:

BAM Capital LLC	30,000,000	ordinary shares
Baywick Pty Ltd	17,055,000	ordinary shares
Jagen Nominees Pty Ltd	15,409,060	ordinary shares
Atlas Master Fund Ltd	12,836,682	ordinary shares

SHAREHOLDER ENQUIRIES
Shareholders with enquiries about their shareholdings should contact the Share Registry:
Computershare Investor Services Pty Ltd
Yarra Falls, 452 Johnston Street
Abbotsford, Victoria, 3067, Australia
Telephone:   1300 85 05 05 (within Australia)+ 61 3 9415 4000 (overseas)
Facsimile:    + 61 3 9473 2500
Email: essential.registry@computershare.com.au
Website: www.computershare.com.au

CHANGE OF ADDRESS, CHANGE OF NAME, CONSOLIDATION OF SHAREHOLDINGS
Shareholders should contact the Share Registry to obtain details of the procedure required for any of these changes.

ANNUAL REPORT MAILING
Shareholders who wish to receive a hard copy of the Annual Financial Report should advise the Share Registry or the Company in writing. Alternatively, an electronic copy of the Annual Financial Report is available from www.asx. com.au or www.pranabio.com. All shareholders will continue to receive all other shareholder information.

TAX FILE NUMBERS
It is important that Australian resident shareholders, including children, have their tax file number or exemption details noted by the Share Registry.

CHESS (Clearing House Electronic Subregister System)
Shareholders wishing to move to uncertified holdings under the Australian Stock Exchange CHESS system should contact their stockbroker.

UNCERTIFIED SHARE REGISTER
Shareholding statements are issued at the end of each month that there is a transaction that alters the balance of your holding.

WEBSITE
Shareholders wishing to access specific information about their holding can visit the Share Registry’s website at www.computershare.com.au

DIRECTORS
Mr Geoffrey Kempler	Executive Chairman and Chief Executive Officer
Mr Brian Meltzer	Non-Executive Independent Director
Dr George Mihaly	Non-Executive Independent Director
Mr Peter Marks	Non-Executive Independent Director

COMPANY SECRETARY
Mr Richard Revelins

REGISTERED OFFICE
Suite 2, 1233 High Street
Armadale, Victoria 3143 Australia
Phone: + 61 3 9824 8166, Fax: + 61 3 9824 8161

PRINCIPLE PLACE OF BUSINESS
Level 2, 369 Royal Parade
Parkville, Victoria 3052 Australia
Phone: + 61 3 9349 4906, Fax: + 61 3 9348 0377

SECURITIES QUOTED
Australian Securities Exchange
Code: PBT (Shares)

NASDAQ (North American Dealers Automated Quotation)
Code: PRAN (ADRs)

AUDITORS
PricewaterhouseCoopers
Chartered Accountants
2 Southbank Boulevard
Southbank, Victoria, 3006, Australia

SOLICITORS
Quinert Rodda & Associates
Level 19, 500 Collins Street
Melbourne, Victoria, 3000, Australia

SHARE REGISTRY
Computershare Investor Services Pty Ltd
Yarra Falls, 452 Johnston Street
Abbotsford, Victoria, 3067, Australia
Telephone:	1300 85 05 05 (within Australia) + 61 3 9415 4000 (overseas)
Facsimile:	+ 61 3 9473 2500
Email: essential.registry@computershare.com.au
Website: www.computershare.com.au

WEBSITE
www.pranabio.com